UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WebEx Communications, Inc.

(Name of Subject Company)

WebEx Communications, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94767L 10 9

(CUSIP Number of Class of Securities)

Subrah S. Iyar

Chairman and Chief Executive Officer

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA 95054

(408) 435-7000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With Copies to:

Jorge A. del Calvo, Esq.

Allison Leopold Tilley, Esq.

Justin D. Hovey, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) filed on March 27, 2007 by WebEx Communications, Inc., a Delaware corporation (“WebEx” or the “Company”). The Original Schedule 14D-9 relates to a tender offer by Wonder Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Cisco Systems, Inc., a California corporation, disclosed in a Tender Offer Statement on Schedule TO, dated March 27, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company, at a purchase price of $57.00 per share, net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2007 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time,). The Schedule TO was filed with the Securities and Exchange Commission on March 27, 2007.

This Amendment is being filed to amend the Original Schedule 14D-9 in two respects. First, this Amendment amends and replaces in its entirety the table under the subheading “Potential Acceleration of Vesting of Equity Awards Upon Change of Control” under Item 3 of the Original Schedule 14D-9. Second, this Amendment amends and replaces in its entirety the two tables under the subheading “Employment Agreements and Change of Control Arrangements” in the Compensation Discussion and Analysis portion of the Information Statement included as Annex I to the Original Schedule 14D-9. Except for the changes noted in the preceding two sentences, the information set forth in the Original Schedule 14D-9 remains materially unchanged and is being resubmitted in its entirety in this Amendment.

The Original Schedule 14D-9 was not mailed to WebEx stockholders. Instead, this Amendment, which incorporates the changes described above and otherwise resubmits the information contained in the Original Schedule 14D-9 in its entirety, will be mailed to the WebEx stockholders.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9, together with any Exhibits or Annexes hereto (this “Schedule 14D-9”), relates is WebEx Communications, Inc., a Delaware corporation (“WebEx” or the “Company”). The address of the principal executive offices of the Company is 3979 Freedom Circle, Santa Clara, California 95054. The telephone number for WebEx at that address is (408) 435-7000.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the “Common Stock”). As of the close of business on March 12, 2007, there were 50,026,061 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Wonder Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”), disclosed in a Tender Offer Statement on Schedule TO, dated March 27, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $57.00 per share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2007. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 15, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Cisco, Purchaser, and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company (the “Merger”), and each share of Common Stock that is issued and outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) Purchaser, Cisco, any subsidiary of Cisco or the Company, which will be cancelled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price (or any higher price per share of Common Stock that is paid in the Offer) and will automatically be cancelled and cease to exist. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Cisco. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A copy of the Merger Agreement and Schedule TO may also be found at www.WebEx.com by clicking on “Company Info” and then “Investors.”

As set forth in the Schedule TO, the address of the principal executive offices of Cisco and Purchaser is 170 West Tasman Drive, San Jose, California 95134. Their telephone number at that address is (408) 526-4000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth below in this Item 3 or Item 4, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information

Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (1) its executive officers, directors or affiliates; or (2) Cisco, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with the right of Cisco and Purchaser pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “WebEx Board”) following acceptance for payment of shares of Common Stock pursuant to and subject to the conditions of the Offer (such time hereinafter referred to as the “Offer Closing”).

(a) Arrangements with Current Executive Officers and Directors of the Company.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change of control” applies, unless otherwise stated, the consummation of the Offer would constitute a change of control.

Interests of Certain Persons

Certain members of management and the WebEx Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The WebEx Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Director and Officer Exculpation, Indemnification and Insurance

The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent permitted under Delaware law. In addition, the Charter and bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law and must advance expenses incurred in defending a civil or criminal action, suit or proceeding to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or other officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor.

The Company also has entered into indemnification agreements with each of its directors and executive officers requiring the Company to indemnify and hold harmless each of its directors and executive officers to the fullest extent authorized or permitted by the provisions of the Charter and the DGCL. This description of the indemnification agreements between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

The Merger Agreement provides that, from the earliest date on which Purchaser purchases Common Stock until the sixth anniversary of the Effective Time, Cisco will honor all obligations of the Company under (1) each indemnification agreement in effect on the date of the Merger Agreement between the Company and each of its past and present directors and officers, and (2) any indemnification provision and exculpation provision set forth in the Charter and Bylaws in effect on the date of the Merger Agreement.

The Merger Agreement further provides that, from the earliest date on which Purchaser purchases Common Stock until the sixth anniversary of the Effective Time, Cisco will indemnify each person who is, or was, a director or officer of the Company prior to the Effective Time against any costs, fees and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, legal proceeding, arbitration or investigation to the extent such claim, legal proceeding, arbitration or investigation arises out of such person’s capacity as a director or officer. If at any time prior to the sixth anniversary of the Effective Time such director or officer delivers to Cisco a written claim for indemnification, then such claim shall survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved.

Finally, through the sixth anniversary of the Effective Time, Cisco has agreed to maintain, for the benefit of each past and present director and officer of the Company, the current level and scope of liability insurance coverage as set forth in the Company’s current liability insurance policy. Under the Merger Agreement, Cisco may fulfill this obligation by purchasing a “tail” policy under the Company’s existing liability insurance policy provided that it has an effective term of six years from the Effective Time and contains terms and conditions that are no less advantageous than those applicable to the current directors and officers of the Company.

Potential Acceleration of Vesting of Equity Awards Upon Change of Control

WebEx’s outside directors and certain executive officers have entered into some stock option agreements, stock appreciation right agreements and restricted stock unit agreements (collectively, the “Equity Awards”) that provide for acceleration of all or a portion of the unvested portion of the Equity Awards upon a change of control. At the Offer Closing, outside directors will receive acceleration of 100% of the unvested portion of their Equity Awards. At the Offer Closing, executive officers will receive acceleration of 25% or 33% of the unvested portion of their Equity Awards, as applicable. The potential acceleration discussed in this paragraph is referred to as the “First Acceleration.”

After the Offer Closing, any remaining unvested portion of the Equity Awards will vest according to the original vesting schedule. However, the remaining unvested portion of an executive officer’s Equity Awards may be accelerated in full if (1) within one year after the Offer Closing, the surviving entity (A) terminates the executive officer, (B) materially reduces the executive officer’s compensation or responsibilities, or (C) requires the executive officer to relocate outside of the San Francisco Bay Area as a condition of continued employment and the executive officer declines to do so, as applicable, and (2) the executive officer agrees to remain an employee of the surviving entity to provide transition assistance for as long a period as desired by the surviving entity, with such period not to extend beyond the six-month anniversary date of the change of control. The potential acceleration discussed in this paragraph is referred to as the “Second Acceleration.” Certain executives who have executed employment offer letters with Cisco have agreed to impose limitations on the Second Acceleration. These acceleration limitations are discussed below under “Employment Offer Letters” with respect to certain of WebEx’s executives. Other WebEx executives have agreed to similar vesting limitations.

Any WebEx restricted stock units that are subject to performance-based vesting, will be amended such that they will time-vest as to 25% of such units on each of the first, second, third and fourth anniversaries of the Effective Time subject in each case to continued active employment with Cisco on such anniversaries. These amendments will occur prior to the Effective Time.

The value of the acceleration of the unvested Equity Awards and the value of the vested Equity Awards at the Offer Closing is set forth below. The table reflects the Offer Price less exercise price, as applicable, underlying the Equity Awards and assumes the Offer Closing will occur on Monday, April 23, 2007.

Name	Number of Shares of Common Stock Underlying Vested and Unvested Equity Awards Immediately Prior to Offer Closing	Number of Shares that Accelerate upon the First Acceleration	Economic Value of First Acceleration Shares(1)	Aggregate Economic Value of First Acceleration Shares and Previously Vested Equity Awards(2)	Number of Shares of Common Stock Underlying Unvested Equity Awards Immediately Following the Offer Closing	Number of Shares that Accelerate Upon Second Acceleration	Economic Value of Second Acceleration Shares(3)
Subrah S. Iyar(4)	864,167	33,072	$1,018,133	$25,058,165	99,220	99,220	$3,054,604
Michael T. Everett(4)	260,167	40,589	$1,368,893	$6,849,173	102,578	102,578	$3,414,391
Rick Faulk	132,917	17,603	$543,500	$948,500	102,814	52,814	$1,630,761
David M. Berman(4)	164,467	30,282	$983,587	$2,640,612	88,965	84,982	$2,711,813
Gary A. Griffiths(4)	143,917	27,018	$814,805	$1,901,994	81,067	81,067	$2,445,016
Kelly Steckelberg	51,964	12,899	$407,130	$413,911	38,701	38,701	$1,221,617
David Farrington(4)	136,889	27,482	$992,334	$2,516,384	70,551	69,747	$2,303,307
Casimir Skrzypczak	88,000	25,210	$747,564	$3,280,030	N/A	N/A	N/A
Alfred R. Berkeley	50,000	23,334	$711,269	$1,719,800	N/A	N/A	N/A
Michael T. Flynn	50,000	19,168	$586,865	$1,698,400	N/A	N/A	N/A
Anthony R. Muller	155,000	16,773	$495,581	$6,405,200	N/A	N/A	N/A

(1)	Illustrates the net economic value of the First Acceleration of the Equity Awards held by each non-employee director and executive officer assuming the exercise of 25%, 33%, or 100% of the unvested portions of such Equity Awards, as applicable, and is calculated by multiplying the number of shares of Common Stock issuable upon exercise of such accelerated Equity Awards by the Offer Price, less the aggregate exercise price underlying the Equity Awards.
(2)	Illustrates the net economic value of the First Acceleration of the Equity Awards held by each non-employee director and executive officer assuming the exercise of 25%, 33%, or 100% of the unvested portions of such Equity Awards, as applicable, and the exercise of all previously-vested Equity Awards and is calculated by multiplying the number of shares of Common Stock issuable upon exercise of such accelerated and previously-vested Equity Awards by the Offer Price, less the aggregate exercise price underlying such Equity Awards.
(3)	Illustrates the net economic value of the Second Acceleration of the Equity Awards held by each executive officer assuming the exercise of the remaining portion of the Equity Awards and is calculated by multiplying the number of shares of Common Stock issuable upon exercise of such accelerated Equity Awards by the Offer Price, less the aggregate exercise price underlying the Equity Awards.
(4)	Has executed employment offer letter with Cisco that imposes limitations on the Second Acceleration as discussed further in “Employment Offer Letters” below.

Effect of the Merger Agreement on the Company’s Employee Stock Purchase Program

The Merger Agreement provides that the Company will, with respect to the Company’s 2000 Employee Stock Purchase Plan (the “Purchase Plan”), take any and all actions as are necessary to ensure that (1) participants do not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, (2) no offering or purchase period is commenced after the date of the Merger Agreement, (3) each participant’s outstanding rights to purchase shares under the Purchase Plan terminates on the day immediately prior to the date on which the Effective Time occurs; provided that all amounts allocated to each participant’s account under the Purchase Plan as of such date will be used to purchase whole shares of Common Stock from the Company at the applicable price determined under the terms of the Purchase Plan for the then outstanding offering periods using such date as the final purchase date for each such offering period, and (4) the Purchase Plan shall terminate immediately following such termination.

Further details regarding the effect of the Merger Agreement on the Purchase Plan may be found in the Merger Agreement. A copy of the Purchase Plan is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

(b) Arrangements with Cisco and Purchaser.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The representations and warranties included in the Merger Agreement were made by WebEx, Purchaser and Cisco for the benefit of each other for purposes of the Merger Agreement. These representations and warranties were made as of specific dates and are in some cases subject to important qualifications, limitations and supplemental information agreed to by WebEx, Purchaser and Cisco in connection with negotiating the terms of the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk among WebEx, Purchaser and Cisco or establishing the circumstances in which Purchaser and Cisco are not obligated to close the Offer if the representations and warranties of WebEx prove to be untrue due to a change in circumstance or otherwise, rather than to establish matters as facts. Moreover, the representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders, and information concerning the subject matter of such representations and warranties may change after the dates specified in the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties and other provisions of the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and the Offer to Purchase provided by Cisco and Purchaser for information regarding the parties.

Cash Consideration Payable Pursuant to the Offer

If the Company’s outside directors and executive officers were to tender any shares of Common Stock they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If the outside directors and executive officers were to tender all of their shares of Common Stock (excluding the shares of Common Stock issuable pursuant to the exercise of Company stock options or stock appreciation rights or pursuant to the vesting of any Company restricted stock units) for purchase pursuant to the Offer and those shares of Common Stock were accepted for purchase and purchased by Purchaser, the outside directors and executive officers would receive an aggregate of $177,118,608 in cash, without interest, less any required tax withholdings.

The following table sets forth, as of March 12, 2007, for each outside director and executive officer of WebEx, the cash consideration such individual would receive if such individual were to tender all of the shares of Common Stock (excluding the shares of Common Stock issuable pursuant to the exercise of Company stock options or stock appreciation rights or pursuant to the vesting of any Company restricted stock units) owned by such individual.

Name	Number of Shares of Common Stock	Aggregate Cash Payment
Subrah S. Iyar	3,029,450	$172,678,650
Michael T. Everett	4,324	$246,468
Rick Faulk	1,443	$82,251
David M. Berman	1,074	$61,218
Gary A. Griffiths	633	$36,081
Kelly Steckelberg	36	$2,052
David Farrington	55,984	$3,191,088
Casimir Skrzypczak	0	$0
Alfred R. Berkeley	8,900	$507,300
Michael T. Flynn	4,000	$228,000
Anthony R. Muller	1,500	$85,500

Treatment of WebEx Equity Awards; Section 16 Matters; Rule 14d-10(d)(1) Matters

The Merger Agreement provides that, at the Effective Time, stock options, stock appreciation rights and restricted stock units will be treated as follows:

•

Stock Options and Stock Appreciation Rights. Cisco will assume each outstanding stock option and stock appreciation right of the Company, which will thereafter be exercisable for the number of shares of common stock of Cisco determined by multiplying the number of shares of Common Stock subject to such stock option or stock appreciation right by a fraction, the numerator of which is the Offer Price and the denominator of which is the average closing price per share of Cisco’s common stock on the Nasdaq Global Select Market on the five trading days immediately preceding the date on which the Effective Time occurs. The exercise price of each stock option and stock appreciation right will be adjusted in accordance with the Merger Agreement. The stock options or stock appreciation rights issued by Cisco will otherwise be subject to the same terms and conditions of the Company’s stock options and stock appreciation rights.

•

Restricted Stock Units. Cisco will convert each outstanding restricted stock unit of the Company into a number of restricted stock units for Cisco common stock determined by multiplying each restricted stock unit by a fraction, the numerator of which is the Offer Price and the denominator of which is the average closing price per share of Cisco’s common stock on the Nasdaq Global Select Market on the five trading days immediately preceding the date on which the Effective Time occurs. Each converted restricted stock unit will be subject to the same terms and conditions as the Company’s restricted stock unit. However, prior to the Effective Time, the Company will amend all outstanding restricted stock units which vest based on performance so that the restricted stock units issued by Cisco will vest based on continued service over four years.

As of March 12, 2007, the Company’s executive officers and outside directors held:

•	Stock options to purchase 1,814,033 shares of Common Stock in the aggregate, 1,180,914 of which were vested and exercisable as of that date, with exercise prices ranging from $1.50 to $26.38;

•	Stock appreciation rights to purchase 227,000 shares of Common Stock in the aggregate, 5,873 of which were vested and exercisable as of that date.

•	56,455 restricted stock units, none of which were vested as of that date.

On March 15, 2007, the Compensation Committee of the WebEx Board determined that the employment-related agreements, arrangements and benefits to be provided by Cisco in connection with or after the Merger described in the section “Employment Offer Letters” below are “employment compensation, severance or other employee benefit arrangements” within the meaning of Rule 14d-10(d)(1) under the Exchange Act.

Effect of the Offer on Employee Benefits

In connection with the Merger, to the extent permitted by applicable law and the applicable employee benefit plans, Cisco has agreed to ensure that employees of the Company and its subsidiaries as of the Effective Time receive credit (for all purposes including eligibility to participate, vesting, vacation entitlement and severance benefits) for service with the Company and its subsidiaries (to the same extent such service credit was granted under the Company’s benefit plans) under the comparable employee benefit plans, programs and policies of Cisco and its subsidiaries (including the Company after the Merger) in which such employees became participants.

Employment Offer Letters

In connection with the Merger Agreement, the following executive officers have entered into employment offer letters with Cisco detailing their employment arrangements with Cisco after the Merger, which will be effective as of and subject to the closing of the Merger and are in no way contingent on the number of shares of Common Stock held by the executive officer or tendered by the executive officer in the Offer: Subrah Iyar, Michael Everett, Gary Griffiths, David Farrington, and David Berman. The individual terms of the offer letters differ from officer to officer and are summarized below:

•

Base Salary and Cash Bonuses. Messrs. Iyar, Everett, Griffiths, Farrington, and Berman will receive a gross annual base salary of $280,000, $275,000, $250,000, $240,000, and $200,000, respectively. Messrs. Iyar, Everett, Griffiths and Farrington will continue to participate in WebEx’s Executive Cash Bonus Plan until the Effective Time. If the Effective Time occurs prior to June 30, 2007, Messrs. Iyar, Everett, Griffiths and Farrington will be paid their target bonus for the second quarter of 2007 at the end of such quarter. As of August 1, 2007 and provided the Effective Time has occurred, Messrs. Iyar, Everett, Griffiths and Farrington will be eligible to participate in Cisco’s Professional & Leadership Incentive Plan. Mr. Berman will continue to participate in WebEx’s sales compensation plan through the end of Cisco’s 2007 fiscal year, at which time the sales compensation plan will be re-evaluated or revised (provided that Mr. Berman’s total compensation from Cisco (comprised of his base salary and incentive sales compensation at target performance) shall not be less than his current total compensation from WebEx).

•	Retention Payment Programs and Severance. With respect to the information below, all definitions of “cause” and “good reason” are defined in the executive officer’s offer letter.

¡	Messrs. Griffiths and Berman are entitled to receive a one-time retention bonus payment, payable in equal installments over three years, if they remain employed by Cisco and meet specified performance requirements. The retention bonuses for Messrs. Griffiths and Berman are $1,100,000 and $1,540,000, respectively. If Messrs. Griffiths or Berman are terminated without cause or if they leave for good reason, they will be entitled to a prorated amount of their retention bonus payment, reduced by any installment of the retention bonus payment already received, subject to their execution of a release. In addition, if Messrs. Griffiths or Berman are terminated without cause or leave for good reason within two years following the Effective Time, they will be entitled to up to 12 months base salary as severance, subject to their execution of a release.

¡	Mr. Everett is entitled to receive a one-time retention bonus payment of $640,000, payable in one installment on September 30, 2008, if he remains employed by Cisco on such date. If Mr. Everett is terminated without cause or leaves for good reason, or in the event of his death or disability, prior to September 30, 2008, he will receive his retention bonus payment and a lump sum equal to one year’s salary and target bonus, subject to his execution of a release.

¡	If Mr. Farrington remains employed by Cisco for six months following the Effective Time, he will receive a lump sum amount of $360,000, which is one year’s salary plus his target bonus as severance subject to his execution of a release. Mr. Farrington is not entitled to a retention bonus payment.

¡	If Mr. Iyar is terminated without cause or leaves for good reason, or in the event of his death or disability within two years following the Effective Time, he will be entitled to up to 12 months base salary as severance, subject to his execution of a release. Mr. Iyar is not entitled to a retention bonus payment.

•

New Grants of Restricted Stock Units. Following the closing of the Merger, Messrs. Griffiths and Berman will receive awards of restricted stock units for 38,000 and 53,500 shares of Cisco common stock, respectively, which will vest in equal installments over three years based on continued employment with Cisco.

•

Equity Compensation Arrangements. Equity awards held by Messrs. Iyar, Everett, Griffiths, Farrington, and Berman will be subject to the same treatment as equity awards under the Merger Agreement with the following exceptions:

¡	Messrs. Griffiths, Iyar, and Berman will receive acceleration of 25% or 33% of the unvested portion of their equity awards, as applicable, at the Offer Closing. They agreed to waive any other rights to accelerated vesting of equity resulting from a change of control (alone or in combination with any other event); provided, that if within 12 months from the change of control, the employment of Messrs. Griffiths, Iyar, or Berman with Cisco are terminated without cause or they terminate their employment for good reason or as a result of their death or disability, all unvested equity awards converted into Cisco equity awards will vest, subject to the execution of a release. Mr. Iyar further agreed to subject certain of his vested stock options to a vesting schedule, such that the net value of his unvested stock options that are unvested at the Effective Time, will be equal to $16 million (based on the excess of the Offer Price over the exercise price for each option). These stock options will vest over 24 months following the Effective Time and will accelerate if Mr. Iyar is terminated without cause or he leaves for good reason or in the event of his death or disability, subject to the execution of a release. In addition, Mr. Iyar’s unvested restricted stock units and stock appreciation rights will accelerate if he remains employed by Cisco for six months following the Effective Time or if he is terminated without cause or if he terminates his employment for good reason or as a result of his death or disability before that time, subject to the execution of a release. All other stock options held by Mr. Iyar that are vested at the Effective Time will remain vested and exercisable in accordance with their terms.

¡	Mr. Everett will receive acceleration of 25% or 33% of the unvested portion of his equity awards, as applicable, at the Offer Closing. He also agreed to waive any other rights to accelerated vesting of equity resulting from a change of control (alone or in combination with any other event); provided, that if he remains employed by Cisco for six months following the Effective Time, or, if prior to such date, he is terminated without cause or if he leaves for good reason or in the event of his death or disability, all unvested equity awards converted into Cisco equity awards will vest, subject to the execution of a release.

¡	Mr. Farrington will receive acceleration of 25% of the unvested portion of his equity awards, as applicable, at the Offer Closing. If Mr. Farrington remains employed by Cisco for six months following the Effective Time, all of his unvested equity awards will become fully vested and exercisable subject to the execution of a release.

•

Non-Competition Agreements. Messrs. Iyar, Everett, Griffiths, and Berman have entered into agreements with Cisco, pursuant to which they have agreed that they will not, for two years after the Effective Time:

•

(1) participate in or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or provide any service that directly relates to (A) enterprise or commercial (business-to-business) or enterprise to consumer communications and collaborations applications that include web conferencing, screen sharing, remote desktop access, remote helpdesk, hosted voice and video business communications services or (B) hosted premise-based collaboration, or (2) render any services to any entity engaged in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service for (A) enterprise or commercial (business-to-business) or enterprise to consumer communications and collaborations applications that include web conferencing, screen sharing, remote desktop access, remote helpdesk, hosted voice and video business communications services or (B) hosted premise-based collaboration in a restricted territory (collectively, the “Business”); or

•	allow his name to be used in connection with a business which is competitive or substantially similar to the Business.

Copies of the form of employment offer letter for Messrs. Berman and Griffiths, form of non-competition agreement for Messrs. Berman and Griffiths, employment offer letter and non-competition agreement for Mr. Iyar, employment offer letter and non-competition agreement for Mr. Everett, and transition letter for Mr. Farrington are filed as Exhibits (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8), respectively, hereto and are incorporated herein by reference.

Tender and Voting Agreement

In connection with the Merger Agreement and the Merger, Mr. Iyar entered into a Tender and Voting Agreement with Cisco on March 15, 2007, pursuant to which Mr. Iyar has committed to accept the Offer and tender all shares of Common Stock beneficially owned by him, which represent approximately 7.4% of outstanding shares of Common Stock.

A copy of the Tender and Voting Agreement is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Confidentiality Agreement

On March 4, 2007, Cisco and WebEx entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Cisco and WebEx agreed to furnish the other party, on a confidential basis, with certain information concerning their respective businesses in connection with the evaluation of a possible transaction between Cisco and WebEx and agreed not to solicit for employment or hire specified employees of the other party for one year following the date of the Agreement. In addition, Cisco agreed to “stand-still provisions” for the protection of WebEx.

A copy of the Confidentiality Agreement is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on March 14-15, 2007, the WebEx Board unanimously:

(1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

(2) declared that it is in the best interests of the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement;

(3) declared that the terms of the Offer and the Merger are fair to the Company’s stockholders; and

(4) recommended that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

Accordingly, the WebEx Board unanimously recommends that the holders of Common Stock accept the Offer, tender their Common Stock pursuant to the Offer, and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the WebEx Board’s recommendation is filed as Exhibit (a)(2)(i) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background of the Offer

Since first introducing its web collaboration services in 1999, WebEx has engaged in business relationships with other companies to resell WebEx’s services and other development and licensing arrangements with third parties to procure new technologies to enhance WebEx’s offerings. WebEx’s management has periodically explored and assessed, and discussed with the WebEx Board, strategic alternatives for WebEx, including, among other things, strategies to grow WebEx’s business and operations through cooperative partnerships and reselling arrangements with other companies.

WebEx senior management from time to time entered into exploratory discussions with other companies in the industry regarding potential investments in or a complete acquisition of WebEx. None of those discussions resulted in the consummation of a transaction. In addition, representatives of various investment banks would occasionally provide information to Subrah Iyar, WebEx’s chief executive officer, regarding informal discussions they had with other companies in the industry regarding potential acquisition targets, including WebEx.

During the summer of 2006, WebEx’s senior management began general discussions with Company X to identify potential cooperation opportunities. On August 1, 2006, Company X identified several areas of potential collaboration between the two companies. Discussions regarding potential business arrangements continued through October 2006.

From October 26, 2006 through mid-November 2006, representatives from Company X met with various members of WebEx management, including Mr. Iyar, Michael Everett, WebEx’s chief financial officer, Gary Griffiths, WebEx’s vice-president of products and operations, and David Farrington, WebEx’s general counsel, to discuss possible business arrangements, including a potential acquisition of WebEx by Company X and the potential structure of and process for an acquisition. No acquisition proposal was made during this time, but Company X provided WebEx with a price range it would consider in an all-cash acquisition.

The WebEx Board met on November 6 and 7, 2006 for a regularly-scheduled board meeting. WebEx’s senior management updated the WebEx Board on the discussions with Company X to date, including the price range Company X would consider in an all-cash acquisition. The WebEx Board also discussed whether WebEx should continue to explore a potential acquisition of WebEx by Company X. The WebEx Board considered whether Company X would be a good strategic fit with WebEx’s business and long-term strategies after considering such factors as Company X’s products, resources, enterprise sales capabilities, and international presence. The WebEx Board also discussed the process for negotiating a proposed transaction and what an appropriate valuation of WebEx would be if such a transaction were to proceed, considering such factors as WebEx’s then-current stock price, projected future stock price, premiums paid in other public company acquisitions, and earnings and revenue multiples of other comparable companies. A representative from WebEx’s regular outside legal counsel, Pillsbury Winthrop Shaw Pittman LLP, also participated in the WebEx board meeting and reviewed the WebEx Board’s fiduciary duties with respect to the proposed acquisition.

On November 18, 2006, Mr. Everett relayed Company X’s indicated valuation range to the WebEx Board at a special board meeting. A representative from Pillsbury Winthrop and a representative from Goldman Sachs & Co., an investment banking firm and WebEx’s exclusive financial advisor as of such date, were present at the meeting. The WebEx Board reviewed the discussions with Company X to date and discussed the overall attractiveness of a potential acquisition by Company X, Company X’s indicated valuation range for the Common Stock, and WebEx’s future prospects as an independent company. The WebEx Board reviewed information regarding acquisitions in the industry and methods for determining valuation of the Common Stock, including information regarding other acquisitions by Company X, other recent transactions in the industry, premiums paid over trading price in such transactions, WebEx’s historical stock prices, a preliminary accretion analysis, and a potential timeline for a transaction, and discussed what level of premium would be appropriate for the Common Stock if such a transaction were pursued.

In late November 2006, WebEx and Company X negotiated a non-disclosure agreement, which was signed on November 29, 2006. Company X also proposed an exclusivity agreement with WebEx which the WebEx Board refused. WebEx Board representatives told Company X that it would consider an exclusivity agreement if they entered into a definitive agreement.

Discussions continued in late November and early December between WebEx management and Company X regarding the transaction, including further valuation discussions, premiums paid in other public company acquisitions, as well as the potential for an increase or decrease in stock price over time, and potential synergies that could be achieved with the two companies. Company X indicated that its position on WebEx’s valuation at that time was at the top of its range.

On December 4, 2006, the WebEx Board convened a special telephonic board meeting to discuss WebEx’s 2007 financial plan and the status of the discussions with Company X to date. The WebEx Board discussed at length information related to the performance of the Common Stock, public market valuations of comparable companies, analyst reports related to WebEx and other financial analyses. The WebEx Board also reviewed and considered premiums paid in other public company acquisitions and a preliminary analysis regarding the potential for growth in the Common Stock price over time and data regarding other potential acquirers. The WebEx Board also approved the letter agreement, effective as of November 18, 2006, with Goldman Sachs as its investment banker to provide financial advice in connection with this transaction. The WebEx Board also met without management present to discuss the proposed transaction.

On December 13, 2006, the WebEx Board met at a regularly-scheduled board meeting primarily to review WebEx’s financial plan for 2007 and what stock price WebEx could achieve if it remained independent and succeeded with its business plan. At that meeting, the WebEx Board also reviewed the discussions with Company X to date, whether the price proposed by Company X was reasonable in light of the then-current Common Stock price and other companies that might have the interest and financial ability to undertake an acquisition of WebEx. Representatives from Goldman Sachs and Pillsbury Winthrop participated in that discussion. The WebEx Board reviewed other companies that might have the interest and financial ability to undertake an acquisition of WebEx. The WebEx Board identified other potential acquirers, cash reserves of other companies and their potential interest in markets that overlapped with WebEx’s business. The WebEx Board provided input to management on future negotiations with Company X. The outside directors of WebEx’s Board also met without management present to discuss the proposed transaction.

Discussions continued between representatives of WebEx and Company X in December 2006 through mid-January 2007 regarding the strategic fit between WebEx and Company X, the synergies that could be achieved if WebEx and Company X were to merge, their respective businesses, the interest of the management team in accepting employment with Company X if a merger were to occur, and potential price ranges for the Common Stock.

On December 21, 2006, the WebEx Board convened a telephonic board meeting to discuss a meeting between Mr. Iyar and Company X representatives and to review the other discussions with Company X to date. The WebEx Board provided guidance to WebEx’s management on how to proceed with the negotiations with Company X.

On January 16, 2007, various members of the WebEx and Company X management teams met at Pillsbury Winthrop’s offices in Palo Alto, California for management presentations. This meeting included Messrs. Iyar, Everett, Farrington and other members of the WebEx senior management team from sales, products, engineering, operations, marketing, and human resources. Company X had a number of representatives present from its corporate development group and from its operations division. The companies exchanged information on their respective companies and discussed potential synergies between the two companies.

From January 24, 2007 through February 2007, Company X and senior WebEx management continued to meet to discuss the proposed transaction, the process for moving forward with an acquisition, the potential purchase price for the Common Stock in an acquisition, the valuation of the Common Stock, personnel issues and due diligence activities. During one visit to WebEx, a member of Company X’s senior management toured WebEx’s headquarters and visited the sales floor. In addition, in mid-February 2007, members of WebEx’s technical management team met with senior technical personnel from Company X to review WebEx’s technology and infrastructure. The two companies discussed the ability of WebEx’s infrastructure to meet significant increases in demand for WebEx services. During this time, WebEx’s management reiterated the WebEx Board’s position that, in order to complete the transaction, the purchase price would need to include a premium that took into account the current trading price of WebEx’s stock.

On January 31, 2007, WebEx announced its year end 2006 earnings. The closing prices of the Common Stock were between $45 and $47.10 per share in the first weeks of February 2007. The closing prices of the Common Stock had previously been between $33 and $37 per share in December 2006 and January 2007.

On February 7 and 8, 2007, at a regularly-scheduled board meeting, the WebEx Board discussed how the recent change in the Common Stock price might impact Company X’s proposed purchase price for WebEx. Mr. Everett described his negotiations with Company X. The senior management reported to the WebEx Board about the January 16, 2007 meeting with Company X and the WebEx Board considered its strategy in moving forward with negotiations with Company X. The WebEx Board and senior management discussed the fact that Company X’s proposed valuation of the Common Stock was not adequate if the closing prices of the Common Stock remained in the range of $45-$47 per share. A representative from Pillsbury Winthrop also participated in the board meeting.

Beginning February 19, 2007, and continuing throughout the negotiation process, WebEx made information regarding WebEx available for Company X’s due diligence review. The information related to substantially all aspects of WebEx’s business, including documents related to WebEx’s finances, employees, sales, marketing, services, technology, facilities, contracts for customers and suppliers, and legal documents. During this time, a team of approximately 15 members of WebEx’s management team met with a large team of Company X employees at a location near WebEx’s offices, to continue due diligence. The meetings involved interviews with and presentations by WebEx’s management team. During this process, Mr. Iyar and Company X discussed the valuation of WebEx’s stock and the terms of a potential transaction.

On February 20, 2007, the WebEx Board convened a telephonic board meeting to review the discussions with Company X to date, the valuation of the Common Stock and an appropriate per share purchase price for the

Common Stock in an acquisition. The WebEx Board also discussed whether and when to approach other companies that might have an interest in acquiring WebEx. The WebEx Board discussed the strategic fit, interest and ability to execute on an acquisition by several companies and decided to continue to research other bidders and to continue considering the desirability of keeping WebEx independent. The WebEx Board also met without management present to discuss the proposed transaction.

On February 25, 2007, the WebEx Board convened a telephonic board meeting to receive an update from WebEx management with regard to the due diligence that had been conducted to date and the status of discussions with Company X. The WebEx Board also discussed the timing of a transaction if it were to move forward and appropriate timing for contacting other companies that might be interested in acquiring WebEx. The WebEx Board also met without management present to discuss the proposed transaction.

On February 27, 2007, Messrs. Iyar and Griffiths met with representatives from Company X and were advised that Company X had received board approval to move forward with a transaction and they discussed the possibility of signing a deal by the end of the following week. Mr. Iyar advised the representatives of Company X that the WebEx Board would be approaching other companies to determine whether they would be interested in acquiring WebEx.

On February 28, 2007, the WebEx Board convened a telephonic board meeting to discuss approaching other potential bidders for a potential acquisition. Representatives from Goldman Sachs and Pillsbury Winthrop participated in the discussion. Pillsbury Winthrop reviewed the WebEx Board’s fiduciary duties, including particularly matters regarding the bidding process. The WebEx Board determined to move forward as soon as possible with four companies, one of which was Cisco, based upon their ability to execute a transaction, their strategic fit with WebEx and their potential interest.

On February 28, 2007, Company X provided WebEx with forms of employment offer letters and non-competition and non-solicitation agreements for selected members of WebEx’s senior management team. Following receipt of these offer letters and agreements, the compensation committee of the WebEx Board (the “Compensation Committee”) met regularly to discuss the proposed compensation. A representative from Pillsbury Winthrop participated in these committee meetings.

On March 1, 2007, Mr. Iyar and Alfred Berkeley, a member of the WebEx Board, contacted the four companies identified by the WebEx Board in its February 28, 2007, meeting as the best candidates for an acquisition of WebEx. Mr. Iyar also contacted a fifth company that he believed might be interested in discussing an acquisition of WebEx. Over the following few days, three of the five candidates expressed an interest in obtaining additional information related to making a potential bid for WebEx.

During this time, Company X’s legal advisor and Pillsbury Winthrop exchanged drafts of a merger agreement and negotiated various terms, including particularly the provisions related to WebEx’s non-solicitation obligations, the amount of the fee owing to Company X in the event the merger agreement was terminated in certain circumstances, and whether WebEx could terminate the merger agreement in order to accept a superior proposal.

On March 2, 2007, Company X’s legal advisor provided Pillsbury Winthrop with a revised draft of the merger agreement for their review and negotiations regarding the merger agreement continued.

On March 3, 2007, Goldman Sachs provided a form of confidentiality agreement to each of Cisco and Company Y.

On March 3, 2007, Ned Hooper, vice president of corporate development of Cisco, and a representative from Goldman Sachs discussed how to proceed with a potential transaction. The representative from Goldman Sachs told Mr. Hooper that multiple parties were interested in pursuing an acquisition transaction with WebEx and were performing due diligence.

On March 3 and 4, 2007, Pillsbury Winthrop negotiated with Cisco and Company Y over the terms of the confidentiality agreement and, on March 4, 2007, WebEx entered into a confidentiality agreement with Cisco.

On March 4 and 5, 2007, Pillsbury Winthrop continued to negotiate the confidentiality agreement with Company Y. During this time, WebEx management and representatives of Goldman Sachs spoke with representatives from Cisco, Company Y and Company Z to assess their respective interests in placing a bid for WebEx.

During the week of March 5, 2007, DLA Piper, representing certain members of the WebEx management team, negotiated employment offer letters and non-competition and non-solicitation agreements with Company X and its legal advisor. Pillsbury Winthrop, for the benefit of the Compensation Committee, reviewed the employment offer letters and non-competition and non-solicitation agreements. Pillsbury Winthrop and Morris, Nichols, Arsht & Tunnell LLP, WebEx’s Delaware legal counsel, continued their negotiations of the protective provisions of the merger agreement with Company X, including particularly the provisions related to non-solicitation, the amount of the termination fee, whether WebEx would have the right to terminate the merger agreement in the event WebEx received a superior proposal from a competing bidder, and whether to structure the transaction as a single-step merger or a tender offer followed by a merger. Also during that same week, WebEx management had a series of meetings with each of Cisco, Company Y and Company Z.

On March 5, 2007, representatives of Cisco and Goldman Sachs discussed how to proceed with conducting preliminary due diligence on WebEx.

At a meeting held on March 5, 2007, the Compensation Committee retained a compensation consultant, Compensia, Inc., to advise the Compensation Committee. A representative from Pillsbury Winthrop participated in this committee meeting. The chairman of the Compensation Committee also met with Compensia over the course of the negotiations.

On March 6, 2007, WebEx entered into a confidentiality agreement with Company Y. On the same day, Pillsbury Winthrop provided Company X’s legal advisor with comments to the merger agreement.

On March 7, 2007, Goldman Sachs provided Company Z with a form of confidentiality agreement. On that same day, Goldman Sachs informed each of Cisco, Company Y and Company Z that their indications of interest for WebEx were due no later than March 9, 2007.

On March 8, 2007, Company X’s legal advisor provided WebEx and Pillsbury Winthrop with a revised draft of the merger agreement for their review. On March 8, 2007, WebEx entered into a confidentiality agreement with Company Z.

On March 9, 2007, Company X’s legal advisor provided WebEx and Pillsbury Winthrop with two drafts of the merger agreement for their review, one of which was structured as a merger and the other was structured as a tender offer followed by a merger.

On March 9, 2007, Mr. Farrington advised Company X that it would not be entering into an agreement with Company X that day as previously requested by Company X. Mr. Farrington advised Company X that WebEx was in the process of discussions with three other companies that were interested in acquiring WebEx and that WebEx needed additional time to continue those discussions and allow for due diligence before reaching a decision on a sale of WebEx.

On March 9, 2007, Company Y delivered a written non-binding offer to WebEx to purchase WebEx for a combination of cash and stock. On that same day, John Chambers, chief executive officer of Cisco, Charles Giancarlo, chief development officer of Cisco, and Mr. Hooper, met with Mr. Iyar and his staff to discuss Cisco’s interest in a possible acquisition. Later that day, the WebEx Board held a board meeting and approved distributing a form of merger agreement and providing access to WebEx’s due diligence to each of Cisco and Company Y. In that same board meeting, Pillsbury Winthrop reviewed the WebEx Board’s fiduciary duties with respect to analyzing various bids for WebEx.

On March 10, 2007, Company Z advised Goldman Sachs that it was no longer interested in acquiring WebEx. On that same day, representatives of Goldman Sachs coordinated with representatives from Cisco and Company Y to provide them access to the due diligence data room containing detailed information and extensive documentation related to WebEx, and advised them that the WebEx management team would be available for meetings March 11 through 13, 2007, and requested that the two companies submit their binding bids for WebEx by the early afternoon on March 14, 2007.

On March 11, 2007, Pillsbury Winthrop provided comments to the merger agreement to Company X’s legal advisor and resumed negotiations regarding the terms of the merger agreement, including the protective provisions.

On March 11, 2007, Pillsbury Winthrop provided a form of merger agreement to Cisco’s legal advisor, Fenwick & West LLP, and to Company Y’s legal advisor and advised them that responses to the merger agreement were due by March 12, 2007. On that same day, the legal advisors for both Cisco and Company Y were provided with access to WebEx’s due diligence. From March 11 to 13, 2007, WebEx management met separately with members of Cisco’s and Company Y’s management and their respective legal advisors to enable the two companies to conduct due diligence on WebEx. In parallel, Pillsbury Winthrop negotiated terms for definitive merger agreements with counsel for the two companies, including provisions related to non-solicitation, the amount of the termination fee, and the right to terminate the merger agreement in the event WebEx received a superior proposal from a competing bidder.

On March 11, 2007, Company Y indicated to WebEx that it would be prepared to convert its prior cash and stock offer into an all-cash offer.

On the morning of March 12, 2007, Mr. Farrington advised an officer at Company X’s corporate development department regarding the process and timeline WebEx was undertaking with respect to the other two companies and invited Company X to submit a bid by March 14, 2007, so that the WebEx Board might consider it in its meeting on the evening of March 14, 2007. On the same day, Pillsbury Winthrop received comments to the merger agreement and a request for Mr. Iyar to enter into a voting agreement from both Fenwick and Company Y’s legal advisor. Fenwick also provided a draft voting and tender agreement at that time. WebEx declined the requests for a voting agreement.

On March 13, 2007, Pillsbury Winthrop met with Company Y’s legal advisors to negotiate the merger agreement. Pillsbury Winthrop also met separately that day with Fenwick and two representatives from Cisco to negotiate the merger agreement. On that day, Mr. Iyar agreed to enter into a tender and voting agreement with the ultimate purchaser of WebEx. Also, on March 13, 2007, Cisco provided WebEx and select members of WebEx’s management team with draft employment letters. Later that evening, Pillsbury Winthrop sent revised merger agreements to each of Cisco and Company Y’s legal advisor.

During this period of time, the WebEx Board held telephonic meetings on March 5, 6, 7, 8, 10, 12 and 13, 2007. In each meeting, WebEx management and Pillsbury Winthrop provided updates to the WebEx Board on the status of discussions and contract negotiations with each of the interested parties. Also, in each meeting, Pillsbury Winthrop reviewed the WebEx Board’s fiduciary duties, including matters regarding the bidding process and the protective provisions in the various drafts of merger agreements from the bidders. Representatives from Goldman Sachs also participated in several of these calls and provided financial advice to the WebEx Board on the discussions. Following these presentations, the WebEx Board met without management to discuss the negotiations and potential transactions.

Also during this period of time, the Compensation Committee had informal discussions on March 5, 9 and 13, 2007, regarding the proposed employment offer letters provided by each of Company X and Cisco.

On March 14, 2007, Pillsbury Winthrop continued negotiations with Fenwick over the terms of the merger agreement. Fenwick provided Pillsbury Winthrop with a revised merger agreement for its review and negotiations continued throughout the day. On the same day, the chief executive officer of Company Y called Mr. Iyar and indicated that Company Y would not be moving forward with the acquisition at its current bid price.

On March 14, 2007, Pillsbury Winthrop informed Cisco and Company X that final bids and merger agreements were due that afternoon. Mr. Hooper spoke with Mr. Iyar and proposed an acquisition price of $56.50 per share. In a second discussion, Mr. Iyar continued negotiating with Mr. Hooper and requested that Cisco raise its bid to $57.00 per share. After further review of economic analysis by Cisco, Mr. Hooper followed up with Mr. Iyar and confirmed that Cisco would offer $57.00 per share. Mr. Iyar believed that, after these negotiations, Cisco had presented its best and final bid, which would be contingent upon finalizing the employment offer letters with select members of WebEx management. Both Cisco and Company X submitted final bids and Cisco’s final bid was the highest at $57 per share.

On the evening of March 14, 2007, WebEx management, Goldman Sachs and Pillsbury Winthrop continued negotiations with Cisco’s management and legal counsel regarding a definitive agreement. The closing price of the Common Stock on that day was $46.20. At a board meeting held on that evening, the WebEx Board discussed management’s presentation of the proposed definitive merger agreement. A representative of Goldman Sachs reviewed with the WebEx Board its financial analyses relating to Cisco’s proposal. At the conclusion of its presentation, Goldman Sachs noted that, absent any material changes in circumstance, it would be able to deliver concurrently with the signing of the definitive merger agreement, its oral opinion, subsequently confirmed in writing and delivered by Goldman Sachs, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the $57.00 per share in cash proposed to be received by the holders of shares of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a further discussion of Goldman Sachs’ opinion, see “Opinion of WebEx’s Financial Advisor” below. The WebEx Board also considered each of the WebEx Board member’s interest, if any, in an acquisition with Cisco or Company X and examined in detail other strategic alternatives then available to WebEx, including accepting Company X’s bid, countering Cisco or Company’s X’s bid, continuing as an independent company, and extending the bidding period to further research other potential bidders. Pillsbury Winthrop made a presentation regarding the WebEx Board’s fiduciary duties and the terms of the merger agreement and the WebEx Board then reviewed and confirmed the independence of each member of its Compensation Committee. The board meeting then temporarily adjourned so that the final points of the merger agreement and agreements related to the Merger could be finalized.

On March 14 and early into the morning on March 15, 2007, DLA Piper, on behalf of the select members of the WebEx management team, negotiated the employment offer letters and related agreements with Cisco and Fenwick. Pillsbury Winthrop, for the benefit of the Compensation Committee, reviewed the employment offer letters and related agreements.

On March 15, 2007, prior to the opening of the Nasdaq market, the Compensation Committee of the WebEx Board met to review the compensation terms as set forth in the employment offer letters. Compensia reviewed the terms of the agreements and compared the terms to employment arrangements in other comparable transactions. Compensia advised the Compensation Committee that the financial terms of the employment agreements were comparable to those entered into in similar transactions. Based on this input and its review of the arrangements, the Compensation Committee concluded that the arrangements were compensation, severance or other employee benefit arrangements within the meaning of Rule 14d-10 under the Exchange Act. The Compensation Committee meeting then adjourned.

The WebEx Board reconvened its board meeting immediately after the Compensation Committee adjourned to discuss and evaluate Cisco’s proposal in light of the definitive merger agreement negotiated by the Company’s management, legal counsel and financial advisor. After a discussion regarding the terms of the proposed merger agreement, the WebEx Board’s fiduciary duties and upon receipt of Goldman Sach’s fairness opinion, the WebEx Board concluded that proceeding with the transaction proposed by Cisco was in the best interests of the WebEx stockholders and unanimously approved the Merger and the Merger Agreement with Cisco at $57.00 per share.

The Merger and tender agreements, as well as the employment agreements, were executed by the respective parties early in the morning on March 15, 2007.

Prior to the opening of the U.S. financial markets on March 15, 2007, Cisco and WebEx publicly announced the execution of the Merger Agreement.

On March 27, 2007, Cisco commenced the tender offer for WebEx shares.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the WebEx stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law, the WebEx Board consulted with the Company’s senior management, legal counsel and financial advisor. The following discussion includes all material reasons and factors considered by the WebEx Board in making its recommendation, but is not, and is not intended to be, exhaustive:

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the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company. The WebEx Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, as well as the general risks of market conditions that could reduce the Company’s stock price. The WebEx Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan, operations, and prospects unless the Common Stock was acquired for cash.

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the $57.00 per share price to be paid in cash for each share of the Common Stock would provide WebEx stockholders with the opportunity to receive a premium over the market price of Common Stock. The WebEx Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of 23.4% over the $46.20 closing price per share of the Common Stock on the Nasdaq Global Select Market on March 14, 2007, the last trading day prior to the execution of the Merger Agreement, a premium of 25.5% over the average closing price of the Common Stock during the one month prior to the execution of the Merger Agreement, and a premium of 45.6% over the average closing price of the Common Stock during the 90 days prior to the execution of the Merger Agreement until the last trading day prior to the execution of the Merger Agreement.

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the relationship of the Offer Price to the historical trading prices of the Common Stock and the consideration to be received by WebEx stockholders in the Merger as compared to premiums in other comparable merger transactions.

•	the form of consideration to be paid to holders of Common Stock in the Offer and the Merger and the certainty of value of such cash consideration.

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the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the

Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by stockholders who tender their shares of Common Stock in the Offer. The WebEx Board also considered the business reputation of Cisco and its management and the substantial financial resources of Cisco and, by extension, Purchaser, which the WebEx Board believed supported the conclusion that an acquisition transaction with Cisco and Purchaser could be completed relatively quickly and in an orderly manner.

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the financial analyses and opinion of Goldman Sachs delivered orally to the WebEx Board and subsequently confirmed in writing to the effect that, as of March 15, 2007, and based upon and subject to the factors and assumptions set forth therein, the $57.00 per share in cash to be received by holders of shares of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated March 15, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the WebEx Board in connection with its consideration of the Offer and the Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares of Common Stock in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger. For a further discussion of Goldman Sachs’ opinion, see “Opinion of WebEx’s Financial Advisor” below.

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the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company. In particular:

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No Financing Condition. The WebEx Board considered the representation of Cisco and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and the Offer is not subject to a financing condition.

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Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting any Takeover Proposal (as defined in the Merger Agreement) or participating in any discussions or negotiations regarding a Takeover Proposal, the Merger Agreement does permit, subject to certain procedural requirements, the WebEx Board (1) to furnish information with respect to the Company and its subsidiaries to a person making a Takeover Proposal and (2) participate in discussions or negotiations with the person making a Takeover Proposal regarding the Takeover Proposal, subject to the terms of the Merger Agreement.

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Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a Superior Proposal (as defined in the Merger Agreement), the WebEx Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, Offer, or the Merger, and terminate the Merger Agreement, after consultation with its outside legal counsel and financial advisor if the failure to withdraw or change its recommendation is reasonably likely to result in a breach of its fiduciary duties to the Company’s stockholders. In order for the WebEx Board to withdraw its recommendation in connection with a Superior Proposal, the WebEx Board must first provide Cisco with a right to match the Superior Proposal. In order for the WebEx Board to terminate the Merger Agreement following a change in recommendation, it must concurrently pay Cisco the Termination Fee.

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Termination Fee. The WebEx Board was of the view that the termination fee payable by WebEx to Cisco, if the Merger Agreement is terminated for reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the WebEx Board entered into or intended to enter into a more favorable transaction.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The WebEx Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Cisco’s obligations to accept for payment and pay for the Common Stock tendered pursuant to the Offer and the Merger Agreement.

•

Extension of Offer Period. The WebEx Board considered the Merger Agreement’s provision that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived, to complete the Merger.

•

Appraisal Rights. The WebEx Board considered the fact that Company stockholders that do not tender their Common Stock in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

•

the possible strategic alternatives in light of the fact that the WebEx Board solicited alternative proposals from third parties and whether parties other than Cisco would be willing or capable of entering into a transaction with WebEx that would provide value to WebEx stockholders superior to the cash price to be paid pursuant to the Offer and the Merger.

•

the results of the process that the WebEx Board has conducted, with the assistance of the WebEx management and advisors, to evaluate strategic alternatives. The WebEx Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Common Stock at a higher price. Based on the results of that process, the WebEx Board believed that the merger consideration obtained was the highest that was reasonably attainable.

•	the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transactions.

In the course of its deliberations, the WebEx Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transaction, including:

•	the elimination of the opportunity for stockholders to participate in any future growth and profits of the Company, including the potential for a higher stock price.

•

the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Cisco.

•	the possibility that the transactions contemplated by the Merger Agreement may not be consummated due to the failure to satisfy the closing conditions.

•

the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

•	the consideration to be received by the holders of shares of Common Stock in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

•	the regulatory approvals and third party consents that may be required to consummate the Offer and the prospects for receiving any such approvals and consents, if necessary.

•

the interests of the officers and directors of WebEx in the merger, including the matters described under Item 3 – Past Contacts, Transactions, Negotiations and Agreements beginning on page 3 of this Schedule 14D-9 and the impact of the Merger on WebEx’s stockholders and employees.

The foregoing discussion of the information and factors considered by the WebEx Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the WebEx Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the WebEx Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the WebEx Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the merger.

Opinion of WebEx’s Financial Advisor.

Goldman Sachs rendered its opinion to the WebEx Board that, as of March 15, 2007, and based upon and subject to the factors and assumptions set forth therein, the $57.00 per share of Common Stock in cash to be received by the holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 15, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the WebEx Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Stock should tender such Common Stock in connection with the Tender Offer or how any holder of Common Stock should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company and Cisco for the five fiscal years ended December 31, 2006;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q, of the Company and Cisco;

•	certain other communications from the Company and Cisco to their respective stockholders; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies with publicly-traded securities, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the Company’s consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the WebEx Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 14, 2007, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Common Stock for the period since its initial public offering and ending March 14, 2007. In addition, Goldman Sachs analyzed the consideration to be received by the holders of Common Stock pursuant to the Merger Agreement in relation to the closing price, the latest twelve months high and the average market prices over the 5-day, 10-day, 20-day, 30-day, 60-day and 90-day periods ending March 14, 2007, of the Common Stock.

This analysis indicated that the price per share to be paid to holders of the Common Stock pursuant to the merger agreement represented:

•	a premium of 23.4% based on the March 14, 2007, closing market price of $46.20 per share;

•	a premium of 19.5% based on the latest twelve months high market price of $47.70 per share;

•	a premium of 24.3% based on the 5-day average market price of $45.87 per share;

•	a premium of 27.4% based on the 10-day average market price of $44.74 per share;

•	a premium of 25.0% based on the 20-day average market price of $45.60 per share;

•	a premium of 25.5% based on the 30-day average market price of $45.42 per share;

•	a premium of 41.5% based on the 60-day average market price of $40.27 per share; and

•	a premium of 45.6% based on the 90-day average market price of $39.14 per share.

Selected Companies Analysis. Goldman Sachs calculated and compared the (1) enterprise value to the estimated 2007 revenue; (2) enterprise value to the estimated 2007 unlevered free cash flow (“UFCF”), defined as tax-effected earnings before interest and taxes (“EBIT”) plus depreciation & amortization, less capital expenditures, less increases in working capital; (3) price per share to the estimated 2007 earnings per share; and (4) price per share to the estimated 2007 earnings and the estimated long-term growth rate per share of the Company and the selected companies listed below that Goldman Sachs selected based on financial data as of March 14, 2007, information obtained from SEC filings, estimates provided by the Institutional Brokers’ Estimate System (a data service that compiles estimates issued by securities analysts) (“IBES”) for the selected companies and for the Company and based on the closing price of the Common Stock as of March 14, 2007. The list of the selected companies is as follows:

Selected Key Comparable Software Companies	Business Intelligence/ Infrastructure Software Companies

• Blackboard Inc.	• Actuate Corp.
• Citrix Systems, Inc.	• BEA Systems, Inc.
• j2 Global Communications, Inc.	• Business Objects S.A.
• salesforce.com inc.	• Cognos Incorporated
• Websense, Inc.	• Hyperion Solutions Corp.
• Informatica Corp.
• Microstrategy Incorporated
• TIBCO Software Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain results, product profile and operations of the Company. The results of these analyses are summarized as follows:

Selected Key Comparable Software Companies

Selected Company	Estimated 2007 Enterprise Value/Revenue Multiples	Estimated 2007 Enterprise Value/UFCF Multiples(1)	Estimated 2007 Price/Earnings Multiples	Estimated 2007 Price/Earnings & Growth Multiples
Blackboard Inc.	4.1x	16.8x	83.9x	3.4x
Citrix Systems, Inc.	4.1x	19.0x	20.6x	1.4x
j2 Global Communications, Inc.	5.6x	19.0x	20.1x	1.3x
salesforce.com inc.	6.6x	34.6x	NM	NM
Websense, Inc.	3.4x	10.5x	24.5x	1.6x
Mean	4.8x	20.0x	37.3x	1.9x
Median	4.1x	19.0x	22.6x	1.5x

Business Intelligence / Infrastructure Software Companies

Selected Company	Estimated 2007 Enterprise Value/Revenue Multiples	Estimated 2007 Enterprise Value/UFCF Multiples(1)	Estimated 2007 Price/Earnings Multiples	Estimated 2007 Price/Earnings & Growth Multiples
Actuate Corp.	2.1x	12.1x	17.3x	0.9x
BEA Systems, Inc.	2.3x	11.7x	17.7x	1.4x
Business Objects S.A.	2.1x	12.8x	18.3x	1.2x
Cognos Incorporated	2.9x	17.5x	20.4x	1.4x
Hyperion Solutions Corp.(2)	2.3x	16.6x	22.0x	1.9x
Informatica Corp.	2.8x	19.6x	22.3x	1.5x
Microstrategy Incorporated	4.5x	12.2x	20.8x	1.4x
TIBCO Software Inc.	2.5x	16.7x	22.9x	1.5x
Mean	2.7x	14.9x	20.2x	1.4x
Median	2.4x	14.7x	20.6x	1.4x

Selected Company	Estimated 2007 Enterprise Value/Revenue Multiples	Estimated 2007 Enterprise Value/UFCF Multiples	Estimated 2007 Price/Earnings Multiples	Estimated 2007 Price/Earnings & Growth Multiples
WebEx Communications, Inc.	4.7x	23.9x	27.5x	1.6x

Sources:	Latest publicly available financial statements. Equity Market Cap based on diluted shares outstanding. All estimates based on IBES Median. All projected sales and EPS estimates have been calendarized. Projected sales and EPS per IBES median estimates.
(1)	Unlevered FCF defined as post-tax EBIT + depreciation—capital expenditures—increase in working capital. Unlevered FCF estimates per Wall Street research.
(2)	Hyperion announced on the March 1, 2007, it would be acquired by Oracle for $52 per share. The analysis above uses Hyperion’s closing share price of $42.84 as of February 28, 2007, the last trading day prior to the announcement of the Oracle transaction.

Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future per share of Common Stock price, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s (a) estimated future earnings and its assumed price to future earnings per share multiple or (b) estimated future unlevered free cash flow and its assumed future levered value to unlevered free cash flow multiple. For this analysis, Goldman Sachs used the financial projections for the Company prepared by its management for each of the fiscal years 2007 and 2008 and the median of estimates provided by IBES for each of the fiscal years 2007 and 2008. Goldman Sachs first calculated the implied values per share as of March 14, 2007, for each of the fiscal years 2007 and 2008, by applying price to forward earnings per share multiples of 21.0x to 29.0x to earnings per share of Common Stock estimates for each of the fiscal years 2007 and 2008, and then discounting the 2008 values back one year, using a discount rate of 13%. Goldman Sachs then calculated the implied values per share as of March 14, 2007, for each of the fiscal years 2007 and 2008 by applying enterprise value to UFCF multiples of 17.0x – 25.0x to UFCF per share of Common Stock estimates for each of the fiscal years 2007 and 2008, discounting the 2008 values back one year, using a discount rate of 13%, and then adding the Company’s cash per share of Common Stock as of December 31, 2006. This analysis resulted in a range of implied present values of $33.43 to $55.50 per share of Common Stock.

Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per share of Common Stock based on the Company’s management’s forecasts. All cash flows were discounted to December 31, 2006, and terminal values were based upon perpetuity growth rate for cash flows for fiscal years 2011 and beyond. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 11.0% to 15.0% to the projected cash flows of the Company for calendar years 2007 to 2011. Goldman Sachs also applied perpetuity growth rates ranging from

4.0% to 6.0%. This analysis resulted in a range of implied present values of $35.74 to $66.99 per share of Common Stock.

Using the same forecasts and a discount rate of 13.0% and perpetuity growth rate of 5.0%, Goldman Sachs performed an illustrative sensitivity analysis to determine a range of implied present values per share of Common Stock based on a range of revenue growth rates and operating margins. In performing the illustrative cash flow sensitivity analysis, Goldman Sachs varied forecasted revenue growth rates from 17.4% to 27.4% for fiscal years 2007 to 2011 and operating margins from 26.5% to 30.5% for fiscal years 2007 to 2011. This analysis resulted in a range of implied present values of $38.00 to $54.87 per share of Common Stock.

Selected Transactions Analysis. Goldman Sachs analyzed certain publicly available information relating to the following selected transactions in the software industry.

Date Of Announcement Of Transaction	Acquiror/Target
March 2007	Oracle Corp. / Hyperion Solutions Corp.
February 2007	Verint Systems, Inc. / Witness Systems, Inc.
January 2007	Symantec Corp. / Altiris, Inc.
January 2007	Francisco Partners / Mincom Limited
December 2006	Silver Lake / Texas Pacific Group(1) / Sabre Holdings Corp.
December 2006	Trimble Navigation Limited / @Road, Inc.
November 2006	Check Point Software Technologies LTD. / Protect Data AB
November 2006	Oracle Corp. / Stellent, Inc.
October 2006	MDSI Mobile Data Solutions Inc.(2) / Indus International, Inc.
October 2006	Oracle Corp. / Metasolv, Inc.
October 2006	Investor Group(3) / Open Solutions Inc.
September 2006	Investor Group(4) / Vitria Technology, Inc.
August 2006	Investor Group(5) / Intergraph Corp.
August 2006	Corel Corp. / Intervideo, Inc.
August 2006	IBM Corp.(6) / Internet Security Systems, Inc.
August 2006	IBM Corp./ FileNet Corp.
August 2006	IBM Corp. / MRO Software, Inc.
July 2006	Open Text Corp.(7) / Hummingbird LTD.
July 2006	Hewlett-Packard Company / Mercury Interactive Corp.
June 2006	EMC Corp. / RSA Security, Inc.
June 2006	Investor Group(8) / Onyx Software Corp.
April 2006	Attachmate Corp. / NetIQ Corp.
April 2006	JDA Software Group, Inc. / Manugistics Group, Inc.
April 2006	Engel Holding AS / Visma ASA
April 2005	Oracle Corp. / Portal Software, Inc.
March 2005	Dassault Systemes S.A. / MatrixOne, Inc.
February 2005	Borland Software Corp. / Segue Software, Inc.
December 2005	IBM Corp. / Micromuse Inc.
December 2005	Progress Software Corp. / NEON Systems, Inc.
November 2005	Silver Lake Partners / Serena Software, Inc.
November 2005	Golden Gate Capital Corp. / Geac Computer Corp.
November 2005	Autonomy Corporation plc / Verity, Inc.

The following presents the results of this analysis:

	Mean	Median
Enterprise Value / LTM Revenue	2.9x	2.5x
Enterprise Value / NTM Revenue	2.6x	2.4x
Equity Value Multiple / NTM Net Income	26.7x	26.5x

Source:	Company press releases, SEC filings, Datastream, IBES
Notes:	Target’s basic share count, options and balance sheet info as of most recent filing or press release prior to announcement.
Fully diluted shares calculated using treasury stock method. Premiums are based off an average of the trading day period. Aggregate consideration equals equity consideration plus debt minus cash and cash equivalents. Cash includes long term investments in marketable securities, but excludes long term investments in private companies or joint ventures. NTM revenue estimates per Wall Street research at announcement. NTM EPS estimates per IBES median at announcement.
(1)	Sabre transaction based on market data as of December 8, 2006, as there was an unauthorized disclosure regarding the pendency of the transaction.
(2)	MDSI / Indus International: Vista Equity Partners, owners of MDSI, is funding the acquisition of Indus.
(3)	Investor Group / Open Solutions: Investor group consists of Providence Equity Partners and The Carlyle Group.
(4)	Investor Group / Vitria: Undisclosed investor group.
(5)	Investor Group / Intergraph: Investor group consists of Hellman & Friedman and Texas Pacific Group.
(6)	IBM / ISS deal based off the undisturbed share price for ISS of $22.49 on July 31, 2006.
(7)	Open Text offered $27.75 on July 5, 2006. The deal was later increased to $27.85 on August 4, 2006. Premiums calculated off the undisturbed price as of May 25, 2006.
(8)	Investor Group / Onyx: Investor group consists of Battery Ventures and Thoma Cressey.

While none of the companies that participated in the selected transactions are directly comparable to WebEx, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, product profile and operations.

For each of the selected transactions, Goldman Sachs calculated and compared (1) total enterprise value as a multiple of the target company’s publicly reported latest twelve months revenue; (2) total enterprise value as a multiple of the target company’s publicly reported next twelve months revenue; and (3) equity value as a multiple of the next twelve months net income.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the WebEx Board as to the fairness from a financial point of view to the holders of the outstanding Common Stock of the $57.00 per share of Common Stock in cash proposed to be received by holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The price to be paid in the Offer and the Merger was determined through arms’-length negotiations between the Company and Cisco and was approved by the WebEx Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the WebEx Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the WebEx Board was one of many factors taken into consideration by the WebEx Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. Goldman Sachs has provided certain investment banking services to Cisco from time to time, including having acted as senior co-manager on public offerings of Cisco’s Floating Rate Notes due February 2009 (aggregate principal amount $500,000,000), Cisco’s 5.25% Global Notes due February 2011 (aggregate principal amount $3,000,000,000) and Cisco’s 5.5% Global Notes due February 2016 (aggregate principal amount $3,000,000,000), all issued in February 2006. Goldman Sachs also may provide investment banking services to the Company and Cisco in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such service to the Company, Cisco and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Cisco for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The WebEx Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, effective as of November 18, 2006, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of this letter agreement, the Company has agreed to pay Goldman Sachs a customary transaction fee, all of which is contingent upon consummation of the Offer, and is payable upon the Offer Closing. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Common Stock held of record or beneficially owned by them pursuant to the Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge, and Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Mr. Iyar has entered into a Tender and Voting Agreement and has committed, subject to the terms of the agreement, to accept the Offer and tender all shares of Common Stock beneficially owned by him, which represents approximately 7.4% of outstanding shares of Common Stock.

The foregoing does not include any Common Stock over which, or with respect to which, any such executive officers and directors acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Goldman Sachs & Co.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, effective as of November 18, 2006, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a customary transaction fee, all of which is payable upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Innisfree M&A Incorporated

On March 5, 2007, the Company entered into an agreement with Innisfree M&A Incorporated for proxy solicitation and other shareholder communication services in connection with the proposed transaction with Company X. Pursuant to this agreement, the Company paid Innisfree a non-refundable $50,000 fee. In addition, the Company agreed to reimburse Innisfree for its expenses and to indemnify Innisfree against liabilities arising out of Innisfree’s fulfillment of its obligations under the Agreement.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of transaction
David M. Berman	02/01/07	20,000	$24.00 (exercise price) $40.8919 (sale price)	Same-Day Option Exercise and Sale of Common Stock under 10b5-1 Trading Plan

David M. Berman	02/01/07	2,500	$42.00	Sale of Common Stock under 10b5-1 Trading Plan

David M. Berman	02/01/07	2,500	$45.00	Sale of Common Stock under 10b5-1 Trading Plan

David M. Berman	02/06/07	93	N/A	Vesting of restricted stock unit, resulting in issuance of Common Stock

Michael T. Everett	02/12/07	3,500	$10.16 (exercise price) $45.5628 (sale price)	Same-Day Option Exercise and Sale of Common Stock under 10b5-1 Trading Plan

Michael T. Everett	03/12/07	3,500	$10.16 (exercise price) $46.1943 (sale price)	Same-Day Option Exercise and Sale of Common Stock under 10b5-1 Trading Plan

Gary A. Griffiths	02/06/07	83	N/A	Vesting of restricted stock unit, resulting in issuance of Common Stock

Subrah S. Iyar	02/15/07	25,000	$46.0726	Sale of Common Stock under 10b5-1 Trading Plan

Subrah S. Iyar	03/02/07	25,000	$43.0395	Sale of Common Stock under 10b5-1 Trading Plan

Kelly Steckelberg	02/06/07	36	N/A	Vesting of restricted stock unit, resulting in issuance of Common Stock

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course of business, the Company has granted stock options, stock appreciation rights and restricted stock units to newly hired employees pursuant to the 2000 Stock Plan. During this period, no options were granted to any executive officer, director, affiliate or subsidiary of the Company and no stock appreciation rights and restricted stock units were granted to any executive officer, director, affiliate or subsidiary of the Company other than to Rick Faulk on February 7, 2007, who received an aggregate of 2,500 restricted stock units and 7,500 stock appreciation rights at an exercise price of $47.10.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has not issued shares of Common Stock to holders of options to purchase Common Stock upon the exercise of such Equity Awards by the holders thereof.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the WebEx Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Cisco or Purchaser, pursuant to the Merger Agreement, of certain persons to the WebEx Board. Such persons, if appointed, will constitute a majority of the WebEx directors.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued shares of Common Stock equal to the lesser of (1) the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Cisco at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock that would be outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option, or (2) the aggregate number of shares of Common Stock that the Company is authorized to issue under its Charter but that are not issued and outstanding at the time of exercise of the Top-Up Option; provided, however, Purchaser and Cisco, directly or indirectly, must own an aggregate of 80% of the outstanding shares of Common Stock (on a fully diluted basis) at the time of exercise of the Top-Up Option.

The Top-Up Option may be exercised by Purchaser one time prior to the earlier of the Effective Time or the termination of the Merger Agreement. The aggregate purchase price payable for the shares of Common Stock being purchased by Cisco or Purchaser pursuant to the Top-Up Option would be determined by multiplying the number of such shares by the Offer Price, which will be paid by Purchaser in cash.

Vote Required to Approve the Merger and DGCL Section 253

The WebEx Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires at least 90% of the outstanding shares of Common Stock, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Purchaser of the Top-Up Option, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock for the adoption of the Merger Agreement will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the transaction which made such person an interested stockholder or the “business combination” is approved by the board of directors of such corporation prior to such date. The WebEx Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and, as a result, the restrictions of Section 203 of the DGCL are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by Cisco of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Cisco filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer and the Merger on March 23, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on April 9, 2007, unless earlier terminated by the FTC and the Antitrust Division or Cisco receives a request for additional information and documentary material prior to that time. If, at the end of the 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material from Cisco, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Cisco’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Cisco’s consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time. On March 23, 2007, WebEx also filed a Notification and Report Form with the FTC and the Antitrust Division regarding the Offer and the Merger.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Cisco, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

The Company will also cooperate with Cisco to obtain all approvals applicable to the Merger under the antitrust, competition or merger control laws of Germany and Austria (or in lieu thereof under the European Community Merger Regulation), in each case without any condition or requirement calling for any Divestiture, as such term is defined in the Merger Agreement.

The Company is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger. The Company and Cisco are analyzing the applicability of any additional foreign antitrust, competition or similar laws, and currently intend to take such action as may be necessary. Based upon an examination of publicly available information relating to the businesses in which Cisco and the Company are engaged, the Company believes that Purchaser’s purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL. At the Effective Time, any shares subject to appraisal rights will no longer be outstanding and will automatically become cancelled and cease to exist and the Remaining Stockholder will have no rights except to receive the fair value for the shares in accordance with Section 262 of the DGCL.

A Remaining Stockholder may, under certain circumstances by following procedures prescribed by the DGCL, exercise appraisal rights to receive cash in an amount equal to the “fair value” of such Remaining Stockholder’s shares of Common Stock as to which such Remaining Stockholder has exercised such appraisal rights (“Dissenting Shares”) (such “fair value” will exclude any element of value arising from the accomplishment or expectation of the Merger). A Remaining Stockholder must follow the appropriate procedures under the DGCL, or suffer the termination or waiver of such appraisal. If the appraisal rights are terminated or waived, the Remaining Stockholder will receive cash in an amount equal to the Offer Price. For a description of appraisal rights under the DGCL and the methods of perfecting such rights, please see Annex III hereto. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 27, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*

(a)(1)(viii)	Form of Summary Advertisement as published on March 27, 2007 in The New York Times. *

(a)(1)(ix)	Joint Press Release issued by Cisco Systems, Inc. and WebEx Communications, Inc. on March 15, 2007. *

(a)(1)(x)	Press Release issued by Cisco Systems, Inc. on March 27, 2007. *

(a)(2)(i)	Letter to Stockholders from the Chairman of the Board and Chief Executive Officer of WebEx Communications, Inc., dated March 30, 2007.†

(a)(5)	Opinion of Goldman Sachs & Co. to the Board of Directors of WebEx Communications, Inc., dated March 15, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).†

(e)(1)	Agreement and Plan of Merger, dated as of March 15, 2007, by and among Cisco Systems, Inc., Purchaser, and WebEx Communications, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by WebEx Communications, Inc. on March 15, 2007).

(e)(2)	Form of Directors and Officers’ Indemnification Agreement (incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Registrant’s Registration Statement on Form S-1 (File No. 333-33716) filed with the Securities and Exchange Commission on June 21, 2000).

(e)(3)	WebEx Communications, Inc.’s Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of WebEx Communications, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

(e)(4)**	Form of Employment Offer Letter.

(e)(5)**	Form of Non-Competition Agreement.

(e)(6)**	Employment Offer Letter and Non-Competition Agreement, dated as of March 15, 2007, by and between Cisco Systems, Inc. and Subrah S. Iyar.

(e)(7)**	Employment Offer Letter and Non-Competition Agreement, dated as of March 15, 2007, by and between Cisco Systems, Inc. and Michael T. Everett.

(e)(8)**	Transition Letter, dated as of March 15, 2007, by and between Cisco Systems, Inc. and David Farrington.

(e)(9)	Tender and Voting Agreement by and between Subrah Iyar and Cisco Systems, Inc. dated as of March 15, 2007 (incorporated by reference to Exhibit 99.1 attached to the Current Report on Form 8-K filed by WebEx Communications, Inc. on March 15, 2007).

(e)(10)**	Confidentiality Agreement, dated as of March 4, 2007, by and between WebEx Communications, Inc. and Cisco Systems, Inc.

(g)	None.

*	Incorporated by reference to the Schedule TO filed by Wonder Acquisition Corp. and Cisco Systems, Inc. on March 27, 2007.

**	Previously filed.

†	Included in materials mailed to stockholders of WebEx Communications, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBEX COMMUNICATIONS, INC.

Date: March 28, 2007	/S/ SUBRAH S. IYAR

Subrah S. Iyar
Chairman and Chief Executive Officer

ANNEX I

WEBEX COMMUNICATIONS, INC.

3979 FREEDOM CIRCLE

SANTA CLARA, CALIFORNIA 95054

(408) 435-7000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 30, 2007 to holders of record of common stock, par value $0.001 per share (the “Common Stock”), of WebEx Communications, Inc., a Delaware corporation (“WebEx” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of WebEx with respect to the tender offer by Wonder Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”), for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to WebEx. You are receiving this Information Statement in connection with the possible election of persons designated by Cisco to at least a majority of the seats on the Board of Directors of WebEx (the “WebEx Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of March 15, 2007, as such may be amended from time to time (the “Merger Agreement”), among Cisco, Purchaser and WebEx.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on March 27, 2007, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $57.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on April 23, 2007 (which is the end of the day on April 23, 2007), at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to WebEx stockholders and are filed as exhibits to the Schedule 14D-9 filed by us with the Securities and Exchange Commission on March 27, 2007.

The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Cisco or Purchaser for, any shares of Common Stock pursuant to the Offer, Cisco or Purchaser shall be entitled to designate such number of members of the WebEx Board as will give Cisco, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (1) the total number of directors (giving effect to any increase in the number of members of the WebEx Board as a result of the appointment of Cisco’s designees) multiplied by (2) the percentage that (A) such number of shares of Common Stock so accepted for payment and paid for pursuant to the Offer bears to (B) the number of shares of Common Stock outstanding at the time that Purchaser purchases shares of Common Stock pursuant to the Offer, and we shall, at such time, cause such designees to be so elected. As a result, Purchaser will have the ability to designate at least a majority of the WebEx Board following consummation of the Offer.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Cisco’s designees to the WebEx Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Cisco, Purchaser and Cisco’s designees has been furnished to us by Cisco, and we assume no responsibility for the accuracy or completeness of such information.

CISCO DESIGNEES

The Cisco designees for the WebEx Board are set forth below. The following table, prepared from information furnished to us by Cisco, sets forth the name, age and principal occupation as of March 27, 2007, along with the business experience for the past five years, with respect to each individual who may be designated by Cisco as one of its designees.

Cisco has also informed us that each of the individuals below is a citizen of the United States, except that Jonathan Chadwick is a citizen of the United Kingdom, and has consented to act as a director of WebEx if so appointed or elected. Unless otherwise indicated below, the business address of each such person is 170 West Tasman Drive, San Jose, California 95134.

Name	Age	Position
Jonathan Chadwick	41	Vice President, Corporate Controller and Principal Accounting Officer
Mark Chandler	50	Senior Vice President, Legal Services and General Counsel and Secretary
Charles H. Giancarlo	49	Senior Vice President, Chief Development Officer
Richard J. Justice	57	Senior Vice President, Worldwide Operations and Business Development
Randy Pond	52	Senior Vice President, Operations, Processes, and Systems
Dennis D. Powell	59	Senior Vice President and Chief Financial Officer

Jonathan Chadwick joined Cisco in September 1997 as Director, Finance & Accounting until May 1999 and was promoted to Senior Director, Corporate Finance & Accounting in May 1999. In February 2001, he was promoted to Vice President, Corporate Finance & Planning of Cisco. He was promoted to his current position as Vice President, Corporate Controller and Principal Accounting Officer in September 2006. Before joining Cisco, Mr. Chadwick was employed by Coopers & Lybrand LLP.

Mark Chandler joined Cisco in July 1996, upon Cisco’s acquisition of StrataCom, Inc., where he served as General Counsel. He served as Cisco’s Managing Attorney for Europe, the Middle East, and Africa from December 1996 until June 1999; as Director, Worldwide Legal Operations from June 1999 until February 2001; and was promoted to Vice President, Worldwide Legal Services in February 2001. In October 2001, he was promoted to Vice President, Legal Services and General Counsel and in May 2003, he was also appointed Secretary. In February 2006, he was promoted to Senior Vice President. Before joining StrataCom, he had served as Vice President, Corporate Development and General Counsel of Maxtor Corporation.

Charles H. Giancarlo joined Cisco in December 1994 as Director of Business Development. He was promoted to Vice President in September 1995. He was Vice President of Global Alliances from April 1997 to April 1999 and promoted to Senior Vice President in April 1998. In April 1999, he was promoted to Senior Vice President, Commercial Line of Business. In August 2001, he was promoted to Senior Vice President and General Manager of the Access, Aggregation, Ethernet Switching, and Wireless Groups. In May 2002, he was promoted to Senior Vice President of the Switching, Voice and Storage Groups. In June 2003, he also became the President of Cisco-Linksys LLC. In August 2004, he was promoted to Chief Technology Officer. At the end of July 2005, he was promoted to his current position as Senior Vice President, Chief Development Officer, and he currently serves as President of Cisco-Linksys LLC. Before joining Cisco, he served as Vice President of Marketing with Kalpana Corporation from July 1993 until Kalpana was acquired by Cisco in December 1994.

Richard J. Justice joined Cisco in December 1996 as Senior Vice President of the Americas. In February 2000, he was promoted to Senior Vice President, Worldwide Field Operations. In December 2006, he was

promoted to his current position as Senior Vice President, Worldwide Operations and Business Development. Before joining Cisco, Mr. Justice spent 22 years at Hewlett-Packard Company where, in his last role, he was responsible for Worldwide Enterprise Sales and Marketing.

Randy Pond joined Cisco in September 1993. In 1994, Mr. Pond assumed leadership of Cisco’s Supply/Demand group. In 1994, he was appointed Director of Manufacturing Operations. He was promoted to Vice President of Manufacturing in 1995. In January 2000, Mr. Pond was promoted to Senior Vice President of West Coast and Asia operations. He was promoted to Senior Vice President, Worldwide Manufacturing Operations and Logistics in June 2001. In August 2003, he was promoted to his current position as Senior Vice President, Operations, Processes, and Systems. Before joining Cisco, Mr. Pond held the position of Vice President of Finance, Chief Financial Officer, and Vice President of Operations at Crescendo Communications.

Dennis D. Powell joined Cisco in January 1997 as Vice President, Corporate Controller. In June 2002, he was promoted to Senior Vice President, Corporate Finance. Mr. Powell was promoted to Senior Vice President and Chief Financial Officer in May 2003. Before joining Cisco, Mr. Powell was employed by Coopers & Lybrand LLP for 26 years, most recently as a senior partner. Mr. Powell currently serves on the board of directors of Intuit Inc.

Cisco has informed us that none of the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws during the past five years.

None of Cisco’s designees is a director of, or holds any position with WebEx. Cisco has advised us that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of WebEx or has been involved in any transactions with us or any of our directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Cisco has advised us that to its knowledge, none of its designees has any family relationship with any of our directors or executive officers.

If elected to serve as a director on the WebEx Board, none of Cisco’s designees will receive compensation for service on the WebEx Board.

CERTAIN INFORMATION CONCERNING WEBEX

Our authorized capital stock consists of 250,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock, par value $0.001 per share. As of March 12, 2007, there were 50,026,061 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Our Common Stock is the only class of voting securities of WebEx outstanding that is entitled to vote at a meeting of stockholders of WebEx. Each share of our Common Stock entitles the record holder to one vote on each matter submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF WEBEX

Set forth below are the name, age and position of each of our directors and executive officers as of March 27, 2007.

Name	Age	Position
Subrah S. Iyar	49	Chairman of the Board and Chief Executive Officer
Michael T. Everett	57	Chief Financial Officer
David M. Berman	35	President, Worldwide Sales and Services
Gary A. Griffiths	56	President, Products and Operations
Rick Faulk	57	Chief Marketing Officer
Kelly Steckelberg	39	Vice President, Finance and Principal Accounting Officer
David Farrington	50	Vice President, General Counsel and Secretary
Casimir Skrzypczak	66	Lead Director
Alfred R. Berkeley III	62	Director
Michael T. Flynn	58	Director
Anthony R. Muller	64	Director

Subrah S. Iyar is a co-founder of WebEx and has served as its Chairman and Chief Executive Officer since February 1997. Prior to founding WebEx, Mr. Iyar served as Vice President and General Manager of the Northern California Internet Business division of Quarterdeck Corporation, a software company, from October 1995 until November 1996. From 1983 to 1995, Mr. Iyar held several senior positions in Business Development, Marketing and Sales management at Apple Computer, Inc., a computer hardware company, and Intel Corporation, a semiconductor company. Mr. Iyar holds a B.S. in Electrical Engineering from the Indian Institute of Technology and an M.S. in Computer Engineering from the University of Southwestern Louisiana.

Michael T. Everett has served as Chief Financial Officer of WebEx since May 2003. From June 2001 to February 2003, Mr. Everett served as Chief Financial Officer of Bivio Networks, a privately-held provider of secure Internet Protocol service platforms. From November 2000 to April 2001, Mr. Everett served as Senior Vice President and Chief Financial Officer of VMWare, Inc., a privately-held infrastructure software company that is now a subsidiary of EMC Corporation. From March 1997 to November 2000, Mr. Everett served as Chief Financial Officer of Netro Corporation, a publicly-traded broadband wireless access equipment provider later acquired by SR Telecom. Mr. Everett also spent approximately ten years in various executive capacities at Raychem Corporation, a company later acquired by Tyco International, from 1987 through 1996, where he served as General Counsel/Secretary (1987-1988), Senior Vice President and Chief Financial Officer (1988-1993) and Senior Vice President, Asia (1993-1996). Mr. Everett holds a B.A. from Dartmouth College and a J.D. from the University of Pennsylvania Law School.

David M. Berman has served as President, Worldwide Sales and Services since March 2007. Mr. Berman served as our Vice President, WebEx Worldwide Sales & Services from February 2006 to March 2007. From October 2003 to February 2006, Mr. Berman served as WebEx Vice President of Worldwide Corporate Sales, and from May 2002 to October 2003, Mr. Berman served as WebEx Vice President of Corporate Sales. From June 1999 to May 2002, Mr. Berman served as a director of sales in the WebEx sales organization. Mr. Berman holds a bachelors degree in Business Administration from the University of San Diego.

Gary A. Griffiths has served as President, Products and Operations since March 2007. Mr. Griffiths joined WebEx in February 2006 as our Vice President, Products. From June 1999 through July 2005, Mr. Griffiths served as the chief executive officer of Everdream, a privately-held company founded by Mr. Griffiths and which is a provider of on-demand software desktop management services. Mr. Griffiths also co-founded, and from January 1996 through March 1999 served as chief executive officer of, SegaSoft Networks, a privately-held Internet gaming company sold to Sega Enterprises Ltd. (Japan) in 1999. From 1979 to 1995, Mr. Griffiths held a variety of management positions at IBM, an information technology company. Mr. Griffiths serves as a director of Rackable Systems, a provider of server and storage products for large data center deployments. Mr. Griffiths holds a B.S. in Aerospace Engineering from the United States Naval Academy and an M.S. in Business Administration from the George Washington University.

Rick Faulk has served as Chief Marketing Officer since February 2006 and was President of WebExOne from September 2005 through February 2006. From 1997 to September 2005, Mr. Faulk served as President and Chief Executive Officer of Intranets.com, Inc., a developer of web collaboration services that was acquired by WebEx in September 2005. From 1994 to 1997, Mr. Faulk served as Vice President, Corporate Marketing, of PictureTel Corporation, an audio and visual-collaboration and streaming video solutions company acquired by Polycom, Inc. in 2001. From 1992 to 1994, Mr. Faulk served as Vice President, Worldwide Sales and Marketing, of Shiva Corporation, a remote access technology company acquired by Intel in 1998. From 1989 to 1992, Mr. Faulk held the following marketing management positions at Lotus Development Corporation, a software development company acquired by IBM in 1995: Director Channel Marketing (1988-89) and Vice President Corporate Marketing (1989-1992). Mr. Faulk holds a B.S. in Business Administration from Bowling Green University.

Kelly Steckelberg has served as Vice President, Finance and Principal Accounting Officer of WebEx since May 2006. From 2000 through October 2005, Ms. Steckelberg held executive positions with E.piphany, Inc., a provider of customer relationship management software. From 2001 to October 2005, Ms. Steckelberg served as E.piphany’s Senior Vice President, Worldwide Finance, and from 2000 to 2001 Ms. Steckelberg served as Vice President, Finance and Operations. Prior to her tenure at E.piphany, Ms. Steckelberg held a variety of finance positions at PeopleSoft, Inc., a provider of enterprise software applications. Ms. Steckelberg’s positions at PeopleSoft included Director, European Finance (1998-2000), Manager, European Finance (1996-1998) and Tax Manager (1995-1996). Ms. Steckelberg holds a B.S. in Accounting and an M.S. in Professional Accounting, each from the University of Texas at Austin.

David Farrington has served as Vice President, General Counsel and Secretary of WebEx since March 2000. From April 1998 to March 2000, Mr. Farrington was a partner at the law firm of Skjerven Morrill MacPherson LLP in Santa Clara, California. From October 1989 to January 1998, Mr. Farrington worked at Apple Computer, where he held a number of senior positions, including senior director of Apple’s corporate development group, associate general counsel in charge of legal support for Apple’s worldwide sales and marketing organization, and director of Apple’s technology law group. Mr. Farrington holds a B.A. in Sociology from the University of California, Santa Cruz and a J.D. from Hastings College of the Law in San Francisco.

Casimir Skrzypczak has served as a director of WebEx since August 2002 and Lead Director since April 2003. Since 2001, Mr. Skrzypczak has served as a board member of several public and private companies. From November 1999 to July 2001, Mr. Skrzypczak was Senior Vice President at Cisco. From March 1997 to October 1999, Mr. Skrzypczak served as Corporate Vice President and Group President of Professional Services at Telcordia Technologies, Inc., a supplier of products and services to the telecommunications industry. Prior to joining Telcordia, Mr. Skrzypczak served as Chief Technical Officer of Nynex, a regional telecommunications equipment and services provider and which through merger became part of telecommunications equipment and services provider Verizon Communications. Mr. Skrzypczak serves on the boards of Sirenza Microdevices Inc., a supplier of integrated circuits for the wireless and wireline telecommunications markets, ECI Telecom Ltd, a provider of telecommunications networking solutions, JDS Uniphase Corporation, a manufacturer of fiber-optic products, Somera Communications, Inc, a provider of telecommunications equipment and services, and a number of privately-held technology companies. Mr. Skrzypczak holds a B.S. in Mechanical Engineering from Villanova University and an M.S. in Operations Research from Hofstra University.

Alfred R. Berkeley III has served as a director of WebEx since May 2005. Mr. Berkeley has served as Chairman and Chief Executive Officer of Pipeline Financial Group, Inc., a privately-held entity which is the sole owner of Pipeline Trading Systems, LLC, a registered Alternative Trading System, since September 2004, and Chairman of e-Xchange Advantage Corp., the parent of Pipeline, since September 2003. From July 2000 to August 2003, Mr. Berkeley served as Vice Chairman of the Board of The NASDAQ Stock Market LLC, the

world’s largest electronic stock market. From June 1996 to July 2000, Mr. Berkeley served as President of The NASDAQ Stock Market LLC, and prior to that was a general partner and then managing director of Alex. Brown & Sons, an investment bank subsequently acquired by Deutsche Bank A.G. and whose technology group Mr. Berkeley co-founded in 1975. Mr. Berkeley also serves on the boards of Princeton Capital Management, Inc., a registered investment advisor; Kintera Inc., a software company; The National Research Exchange, LLC, a registered broker-dealer; and several private organizations. Mr. Berkeley holds a B.A. degree from the University of Virginia and an M.B.A. from the Wharton School of Finance at the University of Pennsylvania.

Michael T. Flynn has served as a director of WebEx since January 2004. Prior to his retirement in March 2004, Mr. Flynn served as an officer of ALLTEL Corporation, an integrated telecommunications provider. From May 2003 to March 2004, Mr. Flynn served as Assistant to the Chief Executive Officer of ALLTEL Corporation. From April 1997 to May 2003, Mr. Flynn served as Group President of Communications of ALLTEL. From June 1994 to April 1997, Mr. Flynn served as President of the Telephone Group of ALLTEL. Mr. Flynn serves on the board of Airspan Networks Inc, a provider of fixed wireless DSL equipment, and on the boards of several private companies. Mr. Flynn holds a B.S. in Industrial Engineering from Texas A&M University.

Anthony R. Muller has served as a director of WebEx since February 2002. From January 1998 until his retirement in February 2003, Mr. Muller was Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation, a manufacturer of optical products for communications and industrial, commercial and consumer applications. Mr. Muller also serves as a member of the board of directors of Symyx Technologies, Inc., a provider of research technologies and software for the chemicals, energy, life sciences and consumer products industries. Mr. Muller holds a B.A. degree from the University of Pennsylvania and an M.B.A. degree from Stanford University.

To our knowledge, no current director or executive officer of WebEx has been convicted in a criminal proceeding during the last five years and no director or executive officer of WebEx was a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

There are no family relationships among any of our directors or our executive officers.

THE BOARD OF DIRECTORS AND BOARD COMMITTEES

Our Board of Directors held eight meetings during 2006. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which such directors serve. We encourage our directors to attend the annual meeting of stockholders and in 2006, all five of our directors attended the annual meeting of stockholders.

The WebEx Board has appointed an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. The WebEx Board has adopted charters for each of these committees. Copies of the charters of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee are available on our website at www.WebEx.com on our “Investors” webpage. The information on our website is not incorporated into this Information Statement.

Audit Committee

Number of Members:	Three

Members:	Mr. Flynn Mr. Muller (chairman) Mr. Skrzypczak

Number of Meetings in 2006:	Nine

Functions:

Reviews the scope of the annual audit, oversees our internal audit function including compliance with Sarbanes-Oxley-mandated requirements relating to internal control over financial reporting, and serves as a confidential communications channel for employee “whistleblower” communications. With regard to our independent auditors, the Audit Committee (1) selects, compensates, evaluates, and approves the audit fees of, the independent auditors; (2) pre-approves non-audit services provided by the independent auditors; (3) monitors our relationship with our independent auditors; (4) reviews our internal accounting procedures and financial management practices and processes with our independent auditors, as well as with management; and (5) when appropriate, replaces the independent auditors.

Compensation Committee

Number of Members:	Three

Members:	Mr. Berkeley
Mr. Flynn (chairman)
Mr. Skrzypczak

Number of Meetings in 2006:	Four

Functions:

Assists in the implementation of, and provides recommendations with respect to, general and specific compensation policies and practices of WebEx for directors, officers and other employees, administers the various incentive compensation and benefit plans and recommends policies relating to such plans. Reviews the performance of and establishes the compensation of our executive officers including the chief executive officer.

Governance and Nominating Committee

Number of Members:	Three

Members:	Mr. Berkeley
Mr. Muller
Mr. Skrzypczak (chairman)

Number of Meetings in 2006:	Four

Functions:

Identifies individuals qualified to become members of the WebEx Board, recommends the director nominees to be considered for election at the annual meeting of stockholders, develops and recommends to the WebEx Board a set of corporate governance policies and codes of ethics to be applicable to us, evaluates the performance of our management, and performs such other duties and responsibilities as set forth in the charter of the committee. The Governance and Nominating Committee will consider nominees for the WebEx Board recommended by our stockholders.

Director Independence and Nomination Process

Our Governance and Nominating Committee currently consists of three non-employee directors, Casimir Skrzypczak, Alfred R. Berkeley III and Anthony R. Muller. The Governance and Nominating Committee, among its other duties, identifies and evaluates individuals qualified to become members of the WebEx Board, recommends the nominees for director who are considered for election at the annual meeting of stockholders, and recommends potential directors when vacancies arise on the WebEx Board. The WebEx Board nominates directors for election at each annual meeting and elects new directors to fill vacancies.

The Governance and Nominating Committee will also consider proposals by stockholders of qualified nominees to be director. A stockholder wishing to suggest a qualified nominee may do so by submitting the name of such nominee together with other required information to our Secretary in accordance with the procedures set forth in our Bylaws. A copy of our Bylaws may be obtained from us directly through written request to our Secretary, sent to our principal executive office at 3979 Freedom Circle, Santa Clara, California 95054. Our Bylaws may also be found in our filings with the SEC available at www.sec.gov.

Qualifications that a nominee for director should possess are set forth in our Corporate Governance Policies and include relevant executive-level experience, relevant industry experience, a high level of honesty and integrity, the ability to work with the other members of the WebEx Board and our management in fulfilling board responsibilities, and availability of and willingness to commit the time necessary to serve as an active member of the WebEx Board including service on the WebEx Board’s committees. Other than verification of the nominating stockholder’s compliance with the proper nominating procedures, and verification of the nominating person’s status as a stockholder, a candidate for director nominated by a stockholder is evaluated like any other candidate, according to the criteria set forth in the preceding sentence and in our Corporate and Governance Policies.

The text of our Corporate and Governance Policies is posted on our website located at www.WebEx.com on the “Investors” webpage. The information contained on the website is not incorporated into this Information Statement.

Director Compensation

Mr. Iyar, the only executive officer who serves on the WebEx Board, does not receive any additional compensation for his board service. The following table sets forth the compensation amounts paid to each non-employee director for his service during the year ended December 31, 2006:

Name	Fees Earned or Paid in Cash($)	Option Awards ($)(1)(2)	Total($)
Casimir Skrzypczak	59,000	218,750	277,750
Alfred R. Berkeley III	35,000	158,121	193,121
Michael T. Flynn	41,500	127,386	168,886
Anthony R. Muller	55,500	139,619	195,119

(1)	The table below sets forth the aggregate number of stock awards and option awards held by our non-employee directors as of December 31, 2006.

Name	Option Awards(#)
Casimir Skrzypczak	88,000
Alfred R. Berkeley III	50,000
Michael T. Flynn	50,000
Anthony R. Muller	155,000

(2)

Each non-employee director received stock appreciation rights in 2006 with a grant date fair value of $167,537 (10,000 shares), except Mr. Skrzypczak who received a stock appreciation right with a grant date fair value of $251,306 (15,000 shares). Represents the compensation costs for financial reporting purposes for the year under SFAS 123R, but excluding any estimate for future forfeitures. See Note 2 to the Notes of Consolidated Financial Statements in Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for the assumptions made in determining SFAS 123R values.

Narrative Description of Director Compensation

Directors who are employees of WebEx do not receive any cash or other compensation for service on the WebEx Board. Our non-employee director compensation plan, which became effective on January 1, 2004 following adoption by the WebEx Board, was modified by the WebEx Board in February 2006. Our current non-employee director compensation plan provides for cash compensation consisting of an annual retainer fee and fees for the WebEx Board and committee meeting attendance, as described below. Our new non-employee director compensation plan was based upon and found to be consistent with the recommendations of an independent executive compensation consulting firm.

Non-employee directors under the current non-employee director compensation plan receive cash compensation for service on the WebEx Board. The cash compensation consists of the following: (1) an annual retainer fee of $20,000 paid in four equal quarterly installments; (2) a board meeting attendance fee of $1,250 for each board meeting attended; (3) a committee meeting attendance fee of $1,000 for each committee meeting attended; and (4) for committee chairmen only, an additional committee meeting attendance fee of $500 for each committee meeting attended. We also reimburse each non-employee director for out-of-pocket expenses incurred in connection with attending board meetings.

In addition, each of the WebEx Board’s Lead Director and the chairman of our Audit Committee receives an annual retainer fee for service in such position. The Lead Director receives an annual retainer fee of $12,000, paid in four equal quarterly installments. The Lead Director is the non-employee director designated by the WebEx Board to serve as the principal liaison between us and the other non-employee directors, to preside at executive sessions of the non-employee directors, to coordinate the activities of the non-employee directors, to work with the WebEx Board chairman and his designees to facilitate information flow to the entire WebEx Board, and to set meeting agendas. Our Lead Director is Casimir Skrzypczak. The chairman of our Audit Committee receives an annual retainer fee of $10,000, paid in four equal quarterly installments. The chairman of our Audit Committee manages the activities of the Audit Committee, sets the agenda for our Audit Committee, and acts as the principal liaison between the WebEx Board and each of the chief financial officer, the director of internal audit and the independent auditors. The chairman of our Audit Committee is Anthony R. Muller.

In addition to cash compensation, non-employee directors also receive non-cash compensation for service on the WebEx Board. Under our 2000 Stock Incentive Plan (“2000 Plan”), each non-employee director who joins the WebEx Board is granted a stock appreciation right for 30,000 shares of our Common Stock on the date on which he or she first becomes a director. In addition, on the first business day following the conclusion of each regular annual meeting of our stockholders, each non-employee director is automatically granted an additional stock appreciation right for 10,000 shares of our Common Stock if, as of the annual meeting date, he or she has served as a director for at least six months and he or she will continue to serve on the WebEx Board. In addition, the Lead Director will automatically receive a stock appreciation right for 5,000 shares of our Common Stock on the first business day following the conclusion of each regular annual meeting of our stockholders if, as of the annual meeting date, he or she has served as a director for at least six months and if he or she will continue to serve as Lead Director.

The 2000 Plan provides that stock appreciation rights granted to non-employee directors vest in 48 equal monthly installments on each monthly anniversary of the date of such option grant. Stock appreciation rights granted under the 2000 Plan to non-employee directors have an exercise price equal to the fair market value of our Common Stock on the date of grant, have a term of 10 years, and become fully vested in the event of a change of control of WebEx.

Compensation Committee Interlocks and Insider Participation

During 2006, our Compensation Committee consisted of three non-employee directors, Messrs. Flynn, Muller and Skrzypczak. None of the members of our Compensation Committee at any time has been one of our officers or employees. There are no familial relationships among any of our directors or executive officers. No interlocking relationship exists between the WebEx Board or Compensation Committee and the board of directors or compensation committee of any other entity.

Audit Committee Financial Expert

Our Audit Committee has at least one “audit committee financial expert.” The name of the Audit Committee financial expert is Anthony R. Muller, and the WebEx Board has determined that he is “independent” as that term is defined by the SEC.

Communication with the Board of Directors and Director Attendance at Annual Meetings

If you wish to communicate with the WebEx Board, you may send your communication in writing to: Secretary, WebEx Communications, Inc., 3979 Freedom Circle, Santa Clara, California 95054. You must include your name and address in the written communication and indicate whether you are a stockholder of WebEx. The Secretary will review any communication received from a stockholder, and all material communications from stockholders will be forwarded to the appropriate director or directors or committee of the WebEx Board based on subject matter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 12, 2007 as to shares of our Common Stock beneficially owned by: (1) each person who is known by us to own beneficially more than 5% of our Common Stock; (2) each of our named executive officers named under “Executive Compensation and Other Information Concerning Executive Officers—Summary Compensation Table;” (3) each of our directors; and (4) all of our current directors and executive officers as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Applicable percentage ownership is based on 50,026,061 shares of our Common Stock outstanding as of March 12, 2007.

Unless otherwise indicated, the address for the following stockholders is c/o WebEx Communications, Inc., 3979 Freedom Circle, Santa Clara, California 95054.

Name and Address of Beneficial Owner:	Shares Beneficially Owned(1)	Percentage Beneficially Owned
5% Stockholders:
William Blair & Company LLC(2)	3,861,811	7.72%

Executive Officers and Directors*:
Subrah S. Iyar(3)	3,761,325	7.41%
Michael T. Everett(4)	121,324	*	*
Rick Faulk(5)	16,025	*	*
David M. Berman(6)	46,418	*	*
Gary A. Griffiths(7)	39,215	*	*
Casimir Skrzypczak(8)	63,728	*	*
Alfred R. Berkeley III(9)	36,400	*	*
Michael T. Flynn(10)	35,666	*	*
Anthony R. Muller(11)	139,936	*	*
All current directors and executive officers as a group (11 persons)(12)	4,356,586	8.50%

*	Messrs. Farshchi and Heil are excluded from this table as they are no longer affiliated with us and we do not have access to information regarding their respective share holdings.
**	Less than 1% of the outstanding shares of our Common Stock.
(1)	To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to equity awards held by that person that are immediately vested or will vest within 60 days of March 12, 2007 are deemed outstanding, excluding shares that may vest upon certain acceleration provisions. These shares, however, are not deemed outstanding for the purposes of computing ownership of any other person.
(2)	Address is 222 W. Adams, Chicago, IL 60606. Stock ownership based solely on an Amendment to Schedule 13G filed by William Blair & Company with the SEC on January 17, 2007.
(3)	Includes 731,875 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007. Includes 4,000 shares held in trust for Mr. Iyar’s family for which Mr. Iyar is the trustee.
(4)	Includes 117,000 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.
(5)	Includes 14,582 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.
(6)	Includes 45,344 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.
(7)	Includes 38,582 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.
(8)	Consists of 63,728 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.
(9)	Includes 27,500 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.
(10)	Includes 31,666 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.
(11)	Includes 138,436 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.
(12)	Includes 1,249,242 shares issuable under immediately vested equity awards or equity awards that will vest within 60 days of March 12, 2007.

EXECUTIVE COMPENSATION AND OTHER INFORMATION CONCERNING EXECUTIVE OFFICERS

Compensation Discussion and Analysis

General Philosophy

We compensate our executive officers through a mix of base salary, bonus and equity compensation designed to be competitive with comparable employers and to align management’s incentives with the long-term interests of our stockholders. We believe a competitive compensation program is necessary to recruit and retain talented leaders, which we believe is critical to our success. Our compensation setting process consists of reviewing each component of compensation so that our compensation reflects the level of responsibility and performance of the individual executive, and so that it is reasonably consistent with market data for similar positions from comparable companies.

The executive cash bonus portion of the executive compensation program is based on revenue, profitability and other metrics set by the WebEx Board. The equity compensation program is designed to align the compensation of executive officers with the interests of the stockholders because it is tied to the performance of our stock price and, in some cases, other performance metrics established by our Compensation Committee. We also provide equity compensation to all our employees, which we believe helps to motivate the employees, create a common bond among all employees, create an incentive for the employees to strive to make us successful, and align the employees’ interests with those of the stockholders.

Compensation Committee Approval

Our Compensation Committee, which is made up entirely of independent directors, approves all executive compensation. This includes equity compensation as well as cash compensation. The chief executive officer makes recommendations to our Compensation Committee on the amount of cash and equity compensation for all executive officers other than himself. The chief executive officer’s compensation is set in the discretion of our Compensation Committee.

Market Data and Trends in Compensation

Our Compensation Committee reviews executive compensation data for specific positions in comparable companies provided by Radford Surveys & Consulting for companies with revenue in a range similar to our revenue. The total target compensation of our executive officers generally ranges between the 25th and 75th percentile for similar positions in companies with comparable revenue ranges. Historically, we have paid cash compensation that was less than that paid at most companies with comparable revenue, but paid a greater percentage of total compensation than many other companies in stock options. Over the last few years, we have reduced equity compensation and increased cash compensation to be more consistent with the average compensation paid by other companies of similar size.

Cash Compensation

Our Compensation Committee sets cash compensation for executive officers, consisting of base salary and target bonuses. Each executive officer’s compensation depends on that individual’s areas of responsibility, performance, contributions to WebEx, and the market data for similar positions in similarly-sized companies. In 2006, total cash compensation our employees at the vice president-and-above level ranged from $200,000 to $500,000.

Allocation Between Salary and Bonus

Our Compensation Committee considers the allocation in total cash compensation between base salary and target bonuses. Bonus compensation of executive officers varies between 29% and 50% of total cash compensation. In 2006, the chief executive officer’s target bonus was 50% of his total cash compensation. For most sales vice presidents, target bonus was also 50% of total cash compensation. The bonus percentage awarded to other executive officers for 2006 performance varied between 29% and 38% of total cash compensation. In general, sales executives and other more highly compensated executives have a higher percentage of their total compensation paid through our cash bonus program.

Base Salary

We seek to offer base salaries to our executive officers that are competitive and allow us to recruit and retain talented executives. Our Compensation Committee reviews the base salaries of our executive officers on an annual basis and reviews offers being made to new officers when they are being hired, to ensure that the salaries are sufficient to retain and recruit officers while still being comparable to the market data for similar positions in companies of similar size.

Executive Cash Bonus Plans

Bonus Plan for 2006 Calendar Year

We adopted an executive cash bonus plan in 2006 that covered our chief executive officer, other named executive officers, including our then-serving chief operating officer, and our other executives who directly report to either our chief executive officer or our chief operating officer. Under the 2006 executive cash bonus plan, each participant was assigned an annual target bonus which, depending on the executive officer, was between 20% and 100% of the executive officer’s base salary. The bonus plan set quarterly WebEx performance benchmarks for incremental quarterly revenue, profitability and service quality. Payouts of the bonus under the bonus plan were made quarterly based on our achievement relative to the benchmark in each of our three performance areas. The bonus plan also set forth minimum achievement levels in each of the three areas. If the revenue or profitability minimums were not met, no bonus was paid. If the quality metrics were not met, the bonus was reduced. If we achieved or exceeded these minimum levels, then the bonus amount payable, as a percentage of each executive officer’s target, depended on our actual achievement relative to the benchmarks in the three performance areas. A bonus in excess of an executive officer’s annual target was possible if there was significant over-achievement in revenue relative to the benchmark, with the maximum bonus payable under the executive cash bonus plan in each case being 200% of the executive officer’s target amount. Bonus amounts otherwise due could also be reduced or eliminated for failure to achieve certain profitability benchmarks, and could be reduced by up to 20% for failing to achieve other special objectives set by our Compensation Committee relating to the quality of our services. Our Compensation Committee had the ability to reset targets for significant events and unforeseen circumstances. In setting these benchmarks, our Compensation Committee set goals that would require substantial effort to attain.

The portion of an executive officer’s bonus in 2006 that was attributed to the executive cash bonus plan depended on the executive officer’s position. For the chief executive officer and his direct reports, 100% of their respective bonuses were based on the executive cash bonus plan. For most other vice presidents, 50% of their respective bonuses were based on the executive cash bonus plan and 50% based on other metrics, including individual performance. Bonuses of sales vice presidents were based primarily on achievement of their sales quotas.

The aggregate percentage of target bonuses paid each quarter under the bonus plan in 2006 were as follows:

Quarter	Percent of Target Payout
January–March 2006	175.90%
April–June 2006	26.13%
July–September 2006	90.00%
October–December 2006	90.00%

In 2006, Messrs. Iyar, Everett, Faulk, Berman and Griffiths earned a bonus equal to 95.5%, 49.6%, 51.5%, 23.7% and 43.2%, respectively, of their respective base salary.

Bonus Plan for 2007 Calendar Year

In January 2007, the WebEx Board established the performance measures for our executive cash bonus plan, effective as of January 1, 2007. The bonus plan covers our chief executive officer, our chief financial officer and certain other executive officers. Under the 2007 executive cash bonus plan, each participant was assigned an annual target bonus which, depending on the executive officer, was between 25% and 100% of the executive officer’s base salary. Bonuses will be paid on a quarterly basis, based on performance in the preceding quarter. The amount of the bonus paid each quarter is subject to approval by our Compensation Committee, and the amount that would otherwise be due under the executive cash bonus plan may be modified or eliminated by our Compensation Committee. The bonus for Subrah S. Iyar, our chief executive officer, is within the discretion of our Compensation Committee. The bonus for Rick Faulk, our chief marketing officer, is based on specific marketing objectives recommended to our Compensation Committee by Mr. Iyar. For other executive officers, the executive cash bonus plan consists of two components: (1) 20% from the chief executive officer’s recommendation based on individual contribution (“Individual Performance Portion”), and (2) 80% from a formula based on our financial performance and other metrics (“WebEx Performance Portion”). The WebEx Performance Portion is determined primarily by our achievement of an incremental quarterly revenue goal which is set by our Compensation Committee each quarter. The WebEx Performance Portion may be reduced for failure to achieve the revenue goal and the bonus may be eliminated entirely if the revenue falls below a certain threshold. The WebEx Performance Portion may be increased for achieving incremental quarterly revenue above the goal, if such over-achievement of incremental quarterly revenue also meets certain profitability criteria. The maximum bonus payable each quarter under the WebEx Performance Portion of the executive cash bonus plan is 200% of the target amount. Amounts otherwise due under the WebEx Performance Portion may also be reduced or eliminated for failure to achieve certain profitability goals and may also be reduced by up to 20% for failing to achieve other special objectives set by our Compensation Committee each quarter. Our Compensation Committee set special objectives for the first quarter of 2007 based on service availability and customer retention. In setting the Individual Performance Portion and the WebEx Performance Portion, our Compensation Committee set performance goals that would require substantial effort to attain.

Bonuses for vice presidents who do not report directly to the chief executive officer are based partially on this executive cash bonus plan and partially on specified personal objectives or, in the case of sales vice presidents, achievement of sales quotas.

Chief Executive Officer Salary and Bonus

In 2006, our chief executive officer’s annual base salary was $250,000 and his annual target bonus was $250,000, which have remained the same in 2007. This amount of cash compensation is well below that of most chief executive officers at comparable companies. Mr. Iyar has maintained this annual level of cash compensation since July 2003. In February 2007, during its annual review of the salaries of our executive officers, our Compensation Committee offered to increase Mr. Iyar’s annual base salary and annual target bonus to be more in line with what other chief executive officers at comparable companies are being paid. Mr. Iyar refused any increase in his salary or bonus and remained at his current level of compensation.

Equity Compensation

Historically, the primary form of equity compensation that we awarded consisted of stock options. We selected this form because of the favorable accounting and tax treatments and the widespread expectation by employees in our industry that they would receive stock options. However, beginning in 2006 the accounting treatment for stock options changed as a result of Statement of Financial Accounting Standards No. 123(R), causing us to incur an expense on our income statement from the issuance of stock options. In 2005, in anticipation of the announced change in accounting standards, our Compensation Committee began reviewing alternative forms of equity compensation. Our Compensation Committee determined that by changing our equity compensation program from stock options to restricted stock units for most employees, together with stock appreciation rights for more senior positions, we could reduce our expense and the dilution of our stock from equity compensation, while still maintaining a competitive compensation plan for our employees.

Restricted stock units are full value shares that do not have an exercise price. When a restricted stock unit vests, we deduct an amount to meet the tax withholding requirements and pay the balance to the employee in the form of shares of our Common Stock. Stock appreciation rights are similar to stock options, in that the employee receives the value from the appreciation in the stock price between the time the equity grant is given and the time the employee exercises his or her rights. However, with stock appreciation rights, we issue to the employee only the number of shares which represents the appreciated value (after tax withholding) at the time of exercise, and therefore fewer shares are issued than the number of stock appreciation rights granted. Thus, with stock appreciation rights there is less dilution of our Common Stock than with stock options.

Under our current company-wide equity compensation program, which we implemented in April 2006, our executive officers receive both stock appreciation rights and restricted stock units. Our Compensation Committee has determined that a restricted stock unit, which is worth the full value of the stock price at the time it vests, is more valuable than a stock appreciation right, which is worth only the appreciation in value between the time of grant and the time of exercise. Generally, executive officers receive one restricted stock unit for every three stock appreciation rights.

In addition to initial equity grants an employee receives when an employee first starts working at WebEx, our Compensation Committee also approves grants each year to some of the existing employees, in order to provide continued incentive for such employees to remain at WebEx even after their initial grant is fully vested. These additional grants are referred to as “refresh” grants. An employee’s performance and level in WebEx determine whether and what amount of refresh grants the employee receives.

Commencing with the refresh grant in November 2006, our Compensation Committee began approving both performance-based and time-based restricted stock units for executive officers . Since that date, 50% of the restricted stock units awarded for executive officers are time-based and 50% are performance-based. Performance-based restricted stock units vest when each of the following two conditions is satisfied: (1) when the sum of our net revenue amounts, as reported in our quarterly financial statements, over four consecutive quarters is $1 billion or higher, and (2) when, over the same four quarters, our average “operating margin”—defined as the quotient obtained by dividing our “operating income” reported in our quarterly financial statements by net revenue—is 15% or greater. Time-based restricted stock units, like stock appreciation rights and stock options, vest on a pre-set schedule.

For the initial grants to executive officers, vesting is generally 25% after one year with vesting continuing monthly for stock options and stock appreciation rights or quarterly for restricted stock units over the following three years. Refresh grants for executive officers generally commence vesting when all previous grants have fully vested and complete vesting four years after grant. This provides both us and the executive officer a relatively constant rate of vesting per month and quarter, rather than a constantly increasing monthly or quarterly vesting profile as additional equity awards are made to the executive officer. For example, an executive officer is granted two stock options, one in November 2003 and one in November 2005, both with vesting over four years. The 2005 stock option would not begin vesting until November 2007, when the 2003 stock option becomes fully vested. The 2005 stock option will then vest ratably over the following 24 months, becoming fully vested in 2009.

The amount of equity granted to an executive officer when he or she is first hired is based on the position and the amounts granted recently to other new executives in WebEx. The amount of refresh grants to executive officers is based on the individual’s position, performance and the number of unvested shares that individual has relative to his or her peers. Our Compensation Committee also takes into consideration the number of shares that the executive will vest each month after the grant relative to other executives. Our Compensation Committee reviews equity compensation as part of the overall package of compensation to ensure that it is appropriate in light of the individual’s other compensation elements and is in line with market data for that position from other comparable companies.

All equity grants are made pursuant to our 2000 Stock Incentive Plan. Each of these equity awards has a term of 10 years, subject to earlier termination in certain events related to termination of employment.

Change of Control Provisions

Our employees at the vice president-and-above level have change of control provisions in certain of their equity grants. These generally provide for 25% or 33% acceleration in the event of a change of control and 100% acceleration in the event the individual is terminated or constructively discharged within one year following the change of control. These provisions require that the officer provide transition assistance if requested by the surviving entity as a condition of receiving acceleration.

Equity Compensation Approval Process

The amount of equity grants offered to each level of employee is determined by guidelines approved by our Compensation Committee. In addition, our Compensation Committee approves each individual equity grant. For most employees, our Compensation Committee approves grants through a monthly process by which the general counsel sends to the members of our Compensation Committee a list of the new hires and promotions for the previous month including the recommended grants for each employee in accordance with our Compensation Committee’s guidelines. When the general counsel has received the written approval of all three Committee members, the grant is considered approved and the exercise price of stock options or stock appreciation rights is set based on the closing stock price on that date. In some cases, equity grant proposals are made on the day of our Compensation Committee’s regularly scheduled meetings and are approved at those meetings. The grants that are approved at our Compensation Committee meetings, rather than through the monthly written consent process, are generally refresh grants or grants to new or promoted executives. In either case, the exercise price of stock options or stock appreciation rights are set on the day the grant is approved by our Compensation Committee.

The refresh grants for 2006 were approved on the last regularly scheduled meeting of our Compensation Committee in November. The date of that grant was set by the WebEx Board well in advance of the meeting. Our Compensation Committee does not approve equity grants with an exercise price that is different from the market price on the date the grant is approved, nor does it select the timing of equity grants to achieve more favorable pricing to the employees.

Other Benefits

Executives do not have benefits other than those described above and those offered generally to all employees. The benefits available to all employees located in the United States include the following: (1) health care, including medical, dental and vision, (2) an employee stock purchase plan, (3) life and disability insurance, (4) employee assistance program, (5) flexible spending accounts, (6) 401k plan, and (7) profit sharing. The profit sharing is a discretionary distribution that is made to the employees’ 401k plan in the United States. Our Compensation Committee has approved guidelines for the profit sharing plan and reviews the awards, if any, that are given each quarter. The amount of the profit sharing is the same amount for all employees regardless of position or salary. WebEx employees, including executives, do not have pre-arranged cash severance payments in the event of dismissal or change of control of the Company. There are no other benefit plans or perquisites made available to executives other than those enumerated above.

Tax Considerations

Section 162(m) of the Internal Revenue Code disallows a tax deduction for compensation in excess of $1 million paid to our chief executive officer or any of our other executive officers whose total compensation is required to be reported in our proxy statement by reason of being one of the three most highly compensated officers (other than our chief executive officer and chief financial officer). Our Compensation Committee may elect to provide our officers with compensation that is not fully deductible under Section 162(m) if it determines that such awards are consistent with our philosophy and in the best interests of our stockholders.

Section 409A of the Internal Revenue Code provides that amounts deferred under nonqualified deferred compensation plans are included in an employee’s income when they vest unless specified requirements are met. If these requirements are not met, employees are also subject to an additional income tax and interest penalties. None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Section 280G of the Internal Revenue Code disallows a company’s tax deduction for what are defined as “excess parachute payments,” and Section 4999 imposes a 20% excise tax on any person who receives excess parachute payments. As discussed below, our named executive officers are entitled to certain acceleration of vesting of equity awards upon or following a change of control of our company, which could contribute to potential excess parachute payments. The named executive officers are not entitled to tax gross up payments for the excise tax in the event that the aggregate value of all covered payments exceeds the maximum amount which can be paid to the executive without the executive incurring an excise tax.

Employment Agreements and Change of Control Arrangements

We do not have formal written employment agreements with any of the named executive officers, but do have change of control arrangements with certain of the named executive officers. Each equity grant agreement between us and the grant recipient is made, and the related vesting time period with respect to such grant typically commences, ten years prior to the listed expiration date.

Single Trigger Acceleration

Pursuant to the terms of certain option agreements, stock appreciation rights agreements and restricted stock unit agreements with each of the five currently employed named executive officers, the vesting of either 25% or 33% of the unvested shares will be accelerated upon a change of control of WebEx. If on December 31, 2006, we had undergone a change of control, the value attributed to these executive officers is set forth in the following table (using, for these purposes only, the $34.89 closing price of our Common Stock on December 29, 2006).

Name	Value Attributed to Single Trigger Change of Control
Subrah S. Iyar	$436,190
Michael T. Everett	$491,531
Rick Faulk	$176,859
David M. Berman	$390,779
Gary A. Griffiths	$307,635

Double Trigger Acceleration

In addition, pursuant to the terms of certain option agreements, stock appreciation rights agreements and restricted stock unit agreements with Messrs. Iyar, Everett, Faulk, Berman and Griffiths, in the event of a change of control all remaining unvested shares will be accelerated if (1) within one year after the change of control date, the surviving entity (A) terminates the executive officer, (B) materially reduces his compensation or responsibilities or (C) requires the executive officer to relocate outside of the San Francisco Bay Area as a condition of continued employment and the executive officer declines to do so, and (2) the executive officer agrees to remain an employee of the surviving entity to provide transition assistance for as long a period as desired by the surviving entity, with such period not to extend beyond the six-month anniversary date of the change of control. If on December 31, 2006, we had undergone a change of control and the circumstances set forth above had occurred, the value attributed to these executive officers is set forth in the following table (using, for these purposes only, the $34.89 closing price of our Common Stock on December 29, 2006).

Name	Value Attributed to Double Trigger Change of Control
Subrah S. Iyar	$1,308,571
Michael T. Everett	$1,206,370
Rick Faulk	$530,578
David M. Berman	$916,715
Gary A. Griffiths	$922,905

Pursuant to the terms of their respective severance agreements, Messrs. Heil and Farshchi received $300,000 and $131,000, respectively, upon termination of their employment.

Summary Compensation Table

The following table sets forth compensation for services rendered in all capacities to us for the year ended December 31, 2006 for our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers as of December 31, 2006 whose total compensation for 2006 exceeded $100,000 and two individuals who would have been one of the three most highly compensated executive officers had they been employed by us on December 31, 2006, whom we refer to in this information statement as the named executive officers.

Name & Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Subrah S. Iyar Chief Executive Officer	2006	250,000		1,424	11,554	1,808,765		238,756		—		2,310,499
Michael T. Everett Chief Financial Officer	2006	284,000		1,622	5,315	558,821		140,780		—		990,438
Rick Faulk Chief Marketing Officer	2006	235,000		1,565	—	721,790		1,106,553	(3)	—		2,064,908
David M. Berman President, Worldwide Sales and Services	2006	187,499	(4)	2,843	5,778	409,819		150,575	(5)	—		756,514
Gary A. Griffiths President, Products and Operations	2006	229,167		—	8,493	392,406		98,902		—		728,968
William Heil (6) Former President	2006	118,461		—	—	298,879	(8)	87,940		300,000	(9)	805,280
Shawn Farshchi(7) Former VP/Chief Information Officer	2006	239,182		—	—	296,897	(8)	58,543		131,000	(9)	725,622

(1)	Represents discretionary bonus amounts.
(2)	Represents the compensation costs for financial reporting purposes for the year under SFAS 123R, but excluding any estimate for future forfeitures. See Note 2 to the Notes of Consolidated Financial Statements in Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2006 for the assumptions made in determining SFAS 123R values.
(3)	Amount consists of $121,029 under our executive bonus plan and approximately $985,524 for Mr. Faulk remaining in our employ for at least a one-year period following our acquisition of Intranets.com, Inc. in September 2005. Mr. Faulk was an executive officer of Intranets at the time of the acquisition and is currently one of our executive officers.
(4)	Amount includes commissions earned in 2006.
(5)	Of this amount, 30% represents a bonus earned under our executive bonus plan and 70% represents payments earned upon achievement of Mr. Berman’s quarterly sales quota amounts.
(6)	Pursuant to a separation agreement with Mr. Heil, Mr. Heil ceased to be our employee as of April 30, 2006, and all equity instruments granted to Mr. Heil expired 90 days thereafter.
(7)	Pursuant to a separation agreement with Mr. Farshchi, Mr. Farshchi ceased to be our employee as of December 4, 2006, and all equity instruments granted to Mr. Farshchi expired 90 days thereafter.
(8)	All options awards expired due to termination of employment.
(9)	Amounts represent severance payments made under separation agreements.

Grants of 2006 Plan-Based Awards

The following table sets forth information on incentive plan awards in 2006 to our named executive officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under- lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Subrah S. Iyar(1)		50,000	250,000	500,000
	11/06/06				0	8,334	0				319,776
	11/06/06							8,333			319,737
	11/06/06								50,000	38.37	834,450

Michael T. Everett(2)		56,800	284,000	568,000
	11/06/06				0	3,834	0				147,111
	11/06/06							8,333			147,072
	11/06/06								23,000	38.37	383,847

Rick Faulk		47,000	235,000	470,000

David M. Berman(3)		37,500	187,499	374,998
	11/06/06				0	2,500	0				95,925
	11/06/06				0	1,500	0				57,555
	11/06/06							2,500			95,925
	11/06/06							1,500			57,555
	11/06/06								15,000	38.37	250,335
	11/06/06								9,000	38.37	150,201
	02/06/06								40,000	26.38	557,600

Gary A. Griffiths(4)		45,833	229,167	458,334
	11/06/06				0	1,667	0				63,963
	11/06/06				0	1,334	0				51,186
	11/06/06							1,666			63,924
	11/06/06							1,333			51,147
	11/06/06								10,000	38.37	166,890
	11/06/06								8,000	38.37	133,512
	11/06/06								120,000	26.38	1,672,800

(1)

SARs for 50,000 shares vests monthly over a two-year period ending in November 2008 and time-based RSU of 8,333 shares vests as to 25% of the shares on each of the approximate 15th, 18th, 21st and 24th month anniversaries of the grant date.

(2)

SARs for 23,000 shares vests monthly over a four-year period ending in November 2010 and time-based RSU of 8,333 shares vests as to 25% of the shares on each of the 39th, 42nd, 45th and 48th month anniversaries of the grant date.

(3)

SARs for 15,000 and 9,000 shares vests monthly over a four-year period ending in November 2010; time-based RSU of 2,500 shares vests as to 33% of the shares on each of the 42nd, 45th and 48th month anniversaries of the grant date; time-based RSU of 1,500 shares vests quarterly and ratably over a four-year period; stock option of 40,000 shares vests, as to 8,333 shares on a monthly and ratable basis between the grant date and the 10-month anniversary of the grant date, as to the next 30,000 shares on a monthly and ratable basis between the 10th and 46th month anniversaries of the grant date, and as to the remaining 1,667 shares on a monthly and ratable basis on the 47th and 48th month anniversaries of the grant date.

(4)

SARs for 10,000 and 8,000 shares vests monthly over a four-year period ending in November 2010; time-based RSU of 1,666 shares vests as to 33% of the shares on each of the 42nd, 45th and 48th month anniversaries of the grant date; time-based RSU of 1,333 shares vests quarterly and ratably over a four-year period; stock option of 120,000 shares vests, as to 30,000 shares on a monthly and ratable basis between the grant date and the 10-month anniversary of the grant date, as to the next 25,000 shares on a monthly and ratable basis between the 10th and 22nd month anniversary of the grant date, as to the next 60,000 shares on a monthly and ratable basis between the 22nd and 46th month anniversaries of the grant date, and as to the remaining 5,000 shares on a monthly and ratable basis on the 47th and 48th month anniversaries of the grant date.

Narrative to Summary Compensation Table and Grants of 2006 Plan-Based Awards

See Compensation Discussion and Analysis above for complete description of compensation plans pursuant to which the amounts listed under the Summary Compensation Table and Grants of 2006 Plan-Based Awards were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the options, stock appreciation rights and restricted stock grants.

Outstanding Equity Awards at Fiscal Year-End Table

The following sets forth information regarding outstanding equity-based awards, including the potential dollar amounts realizable with respect to each award, and the option exercise prices and expiration dates for each award.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or units of Stock that have not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)
Subrah S. Iyar	—	—	—	—	8,333	—
	—	—	—	—	—	8,334
	—	50,000	38.37	11/06/16	—	—
	46,875	103,125	23.61	11/09/15	—	—
	187,500	—	20.92	07/22/14	—	—
	500	—	17.60	03/08/07	—	—
	460,000	—	25.57	07/26/11	—	—

Michael T. Everett	—	—	—	—	8,333	—
	—	—	—	—	—	3,834
	—	23,000	38.37	11/06/16	—	—
	—	52,500	23.61	11/09/15	—	—
	—	60,000	20.92	07/22/14	—	—
	160,166	20,834	10.16	04/21/13	—	—

Rick Faulk	4,167	118,750	24.60	09/16/15	—	—

David M. Berman	—	—	—	—	2,500	—
	—	—	—	—	1,500	—
	—	—	—	—	—	2,500
	—	—	—	—	—	1,500
	—	15,000	38.37	11/06/16	—	—
	187	8,813	38.37	11/06/16	—	—
	8,333	31,667	26.38	02/06/16	—	—
	—	30,000	23.61	11/09/15	—	—
	—	24,000	20.92	07/22/14	—	—
	12,133	13,867	16.27	07/16/13	—	—
	7,560	—	17.26	05/15/12	—	—
	25,000	—	24.00	01/17/11	—	—

Gary A. Griffiths	—	—	—	—	1,666	—
	—	—	—	—	1,333	—
	—	—	—	—	—	1,667
	—	—	—	—	—	1,334
	—	10,000	38.37	11/06/16	—	—
	166	7,834	38.37	11/06/16	—	—
	—	120,000	26.38	02/06/16	—	—

All equity grants with expiration dates in the year 2016 are grants that were made in 2006, the details of which are disclosed in the 2006 Grant of Plan-Based Awards table. All other equity grants are stock option grants.

Option Exercises and Stock Vesting Table

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of equity-based awards during fiscal year 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized On Exercise($)(1)
Subrah S. Iyar	9,880	89,661
Michael T. Everett	75,000	1,615,721
Rick Faulk	27,083	666,242
David M. Berman	25,000	308,194
William Heil (2)	153,733	1,616,315
Shawn Farshchi (3)	63,000	1,551,988

(1)	Calculated based on the fair market value of the underlying securities at the time of exercise minus the exercise price, multiplied by the number of shares underlying the option.
(2)	Pursuant to a separation agreement with Mr. Heil, Mr. Heil ceased to be our employee as of April 30, 2006, and all options granted to Mr. Heil expired 90 days thereafter.
(3)	Pursuant to a separation agreement with Mr. Farshchi, Mr. Farshchi ceased to be our employee as of December 4, 2006, and all options granted to Mr. Farshchi expired 90 days thereafter.

Pension Benefits

None of our named executives participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans if our Compensation Committee determines that doing so is in our best interests.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following report of our Compensation Committee does not constitute solicitation material, and shall not be deemed filed or incorporated by reference into any other filing by WebEx under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with WebEx’s management. Based on this review and these discussions, our Compensation Committee recommended to the Board of Directors of WebEx that the Compensation Discussion and Analysis be included in this information statement.

Respectfully submitted on March 27, 2007, by the members of our Compensation Committee of the Board:

Michael T. Flynn

Alfred R. Berkeley III

Casimir Skrzypczak

Certain Relationships and Related Party Transactions

During the year ended December 31, 2006, there were no transactions between WebEx and its directors, executive officers and any holder of five percent or more of our common stock that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Policies and Procedures for Approving Related Party Transactions

Because of the business relationships that a director or executive officer may have outside of WebEx, it is possible that an actual or potential conflict of interest may develop as a result of actions contemplated by us or another person. Our Corporate Governance Policies document, the full text of which is posted on www.WebEx.com, sets forth our policies and procedures for the review, approval or ratification of transactions between us and any of our directors or nominees for director. In addition, each of our Code of Conduct, the full text of which is posted on www.WebEx.com, and the Delaware General Corporate Law sets forth the standards we must adhere to in reviewing, approving or ratifying transactions between us and any of, or involving any of, our directors or executive officers.

Actual or Potential Conflicts Involving WebEx Directors: Requirement to Comply with WebEx Governance Policies. Directors and nominees for director must inform our Lead Director and our General Counsel prior to accepting a position on the board of directors of another company, so that a determination can be made as to whether service on such board might constitute a conflict of interest with WebEx. In the event a director has an actual or potential conflict of interest with respect to a matter involving us, whether or not under consideration by the WebEx Board, the director must inform the WebEx Board which will determine what action, if any, is required, including whether the director should recuse himself or herself from discussion or voting with respect to the matter. In the case of a conflict of interest that is of an ongoing and material nature, the director may be asked to tender his or her resignation. In the event that a director has a relationship or proposed transaction with us that would be required to be disclosed under applicable regulations of the SEC or NASDAQ or that otherwise might affect the independence of such director, the director and WebEx must disclose the relationship or proposed transaction to the Governance and Nominating Committee. Upon being informed of such or proposed transaction, the Governance and Nominating Committee will make a recommendation to the WebEx Board, which in turn will make a determination based on the particular facts and circumstances whether or not the director or prospective director qualifies as independent, or whether or not the director and WebEx should be permitted to continue the relationship or conclude the proposed transaction.

Actual or Potential Conflicts Involving WebEx Directors and Executive Officers: Requirement to Comply with Delaware Law. Because we are incorporated in Delaware, we are legally obligated to abide by the standards set forth in the Delaware General Corporation Law relating to transactions between us and any of, or involving any of, our executive officers or members of the WebEx Board. The Delaware legal standard is similar to our Code of Conduct requirement specific to our directors. The Delaware legal standard requires that a disinterested majority of a quorum of directors approve such a transaction. Delaware law defines disinterested directors as those who do not have an interest in the relationship or transaction at issue. This Delaware legal requirement would also apply to transactions between us and any of, or involving any of, our significant stockholders, which depending on the situation could mean such persons as our security holders identified in the section of this Information Statement entitled “Security Ownership of Certain Beneficial Owners and Management.”

Actual or Potential Conflicts Involving WebEx Executive Officers: Requirement to Comply with WebEx Code of Conduct. Under our Code of Conduct, the full text of which is posted on www.WebEx.com, our executive officers are to avoid the following transactions or relationships:

(1) For any of our executive officers in a position to influence or participate in the decision making process regarding the selection or treatment of a supplier, reseller or customer of WebEx, to have a personal material investment or involvement with such supplier, reseller or customer other than on behalf of WebEx. An investment or involvement is deemed “material” if it could influence the selection or treatment of a supplier, reseller or customer or could have the appearance of a conflict of interest;

(2) Any personal material investment or involvement in a competitor of WebEx;

(3) Membership on the board of directors or advisory board of another company; and

(4) Borrowing from or lending to our employees, customers or suppliers.

In the event that any of our executive officers has a conflict of interest or seeks a waiver of any such provision of our Code of Conduct, the executive officer must notify our Secretary, who will arrange for the WebEx Board to consider the request. The waiver shall be granted only if approved by the WebEx Board.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company’s Board of Directors oversees the Company’s financial reporting process on behalf of the Board of Directors. In addition, the Audit Committee provides independent, objective oversight of the Company’s accounting functions and controls. The Audit Committee operates under a written charter adopted by the Board of Directors and which was amended by the Board of Directors and the Audit Committee most recently in November 2006.

During 2006, the Audit Committee consisted of three non-employee directors, Michael T. Flynn, Alfred R. Berkeley III and Casimir Skrzypczak, each of whom was determined to have been independent as defined by the listing standards of the Nasdaq Stock Market and the rules of the Securities and Exchange Commission.

In performing its functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and of the independent auditors. Management is responsible for the Company’s internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with generally accepted accounting principles and to issue a report thereon.

In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the Company’s audited financial statements as of and for the year ended December 31, 2006. In its discussions, management represented to the Audit Committee that the Company’s financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee also discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 and the Sarbanes-Oxley Act of 2002, and had an opportunity to ask questions of the independent auditors relating to such matters.

In addition, the Company’s independent auditors provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees.” The Committee discussed with the independent auditors that firm’s independence and considered whether the non-audit services provided by the independent auditors are compatible with maintaining its independence. Upon consideration, the Audit Committee determined that the provision of the services other than the audit services is compatible with maintaining KPMG LLP’s independence.

Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee’s review of the representations of management including the collection of managerial-level employee disclosure certificates, and the report of the independent auditors to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Respectfully submitted on March 27, 2007, by the members of the Audit Committee of the Board of Directors.

Michael T. Flynn

Alfred R. Berkeley III

Casimir Skrzypczak

(1)	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, our directors, executive officers and any persons holding more than 10% of our Common Stock are required to report their initial ownership of our Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and we are required to identify in this Information Statement those persons who failed to timely file these reports. To our knowledge, based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us pursuant to Rule 16a-3(e) of Exchange Act, we believe that all of the Section 16 filing requirements were satisfied for 2006, except for the following transactions:

(1) a sale of 25,000 shares of our Common Stock on March 2, 2006 by Subrah S. Iyar pursuant to his 10(b)5-1 plan;

(2) a stock option exercise of 9,880 shares of our Common Stock on April 10, 2006 by Subrah S. Iyar;

(3) the grant of stock appreciation rights for 10,000, 10,000, 10,000 and 15,000 shares under our 2000 Stock Incentive Plan on May 10, 2006 to each of our non-employee members of our Board of Directors, Alfred R. Berkeley III, Michael T. Flynn, Anthony R. Muller and Casimir Skrzypczak, respectively;

(4) a grant of stock appreciation rights for 36,000 shares and restricted stock units for 8,000 shares on June 15, 2006 under our 2000 Stock Incentive Plan to Kelly Steckelberg;

(5) a sale of (a) 5,000 shares of our Common Stock, (b) a sale of 2,249 shares of our Common Stock and (c) a “same-day” stock option exercise and sale of 5,000 shares of our Common Stock on June 29, 2006 by David M. Berman; and

(6) a “same-day” stock option exercise and sale of 27,083 shares of our Common Stock on November 2, 2006 by Rick Faulk.

Each of the foregoing transactions was subsequently reported on a Form 4.

ANNEX II

PERSONAL AND CONFIDENTIAL

March 15, 2007

Board of Directors

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA 95054

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of WebEx Communications, Inc. (the “Company”) of the $57.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 15, 2007 (the “Agreement”), among Cisco Systems, Inc. (“Cisco”), Wonder Acquisition Corp., a wholly owned subsidiary of Cisco (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Cisco will pay $57.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Cisco or any of its subsidiaries) will be converted into the right to receive $57.00 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking services to Cisco from time to time, including having acted as senior co-manager with respect to public offerings of Cisco’s Floating Rate Notes due February 2009 (aggregate principal amount $500,000,000), Cisco’s 5.25% Global Notes due February 2011 (aggregate principal amount $3,000,000,000) and Cisco’s 5.5% Global Notes due February 2016 (aggregate principal amount $3,000,000,000), all issued in February 2006. We also may provide investment banking services to the Company and Cisco in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Cisco and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Cisco for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

1

Board of Directors

WebEx Communications, Inc.

March 15, 2007

Page Two

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Cisco for the five fiscal years ended December 31, 2006; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Cisco; certain other communications from the Company and Cisco to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $57.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

  /s/ Goldman, Sachs & Co

(GOLDMAN, SACHS & CO.)

ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation

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of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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